UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170134

DIVISION OF
CORPORATION FINANCE

February 10, 2017

Lynn S. McCreary
Fiserv, Inc.
lynn.mccreary@fiserv.com

Re: Fiserv, Inc.
Incoming letter dated January 21, 2017

Dear Ms. McCreary:

This is in response to your letter dated January 21, 2017 concerning the shareholder proposal submitted to Fiserv by John Chevedden. We also have received letters from the proponent dated January 24, 2017, January 25, 2017 and January 29, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 10, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fiserv, Inc.
Incoming letter dated January 21, 2017

The proposal requests that the board take the steps necessary to enable at least 50 shareholders to aggregate their shares for purposes of proxy access.

We are unable to conclude that Fiserv has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Fiserv may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 29, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Fiserv, Inc. (FISV)
Status Quo for Last Years Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 21, 2017 no-action request.

This line means next to nothing:
"A 20-shareholder aggregation limit has achieved a consensus among companies that have adopted proxy access."

Three-year terms for directors had achieved censuses "among companies" decades ago. This "consensus" did not preclude rule 14a-8 proposals that advocated a change.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Lynn S. McCreary <Lynn.McCreary@Fiserv.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Fiserv, Inc. (FISV)
Status Quo for Last Years Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 21, 2017 no-action request.

The company claims that that a proposal with the title, "Shareholder Proxy Access Reform" is asking for shareholder proxy access for the first time.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Lynn S. McCreary <Lynn.McCreary@Fiserv.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Fiserv, Inc. (FISV)
Status Quo for Last Years Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 21, 2017 no-action request.

The company claims that its de minimis year-old proxy access entities it to respite.
The company failed to provide any data on the percent of its shares which have been owned continuously for 3-years – which are the only shares that count for proxy access. Not even a guesstimate. The company has the burden of proof.

There has been only one attempt to use proxy access and it got shot down at the starting gate. The company claim about a proxy access "consensus" would be like Boeing issuing a news release that its engineers had "achieved a consensus" on the fixes that needed to be made to a new airliner before its first flight.

On page 6 the company complains about "minimizing the burden" but fails to devote even 25-words to the steps it would take to vet as few as 21 participants. And the company is silent on whether it would commit to vet participants once the 3% threshold is met.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Lynn S. McCreary <Lynn.McCreary@Fiserv.com>

[FISV – Rule 14a-8 Proposal, November 22, 2016]
[December 5, 2016 Revision]
[This line and any line above it *is not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal is more important to our company than most other companies because we do not have the right to confidential voting. Our management can see how we are voting and try to twist our arm to vote the opposite. On the other hand if our management adopts this proxy access reform proposal it will be a sign that our management values shareholder input.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line *is* for publication.]

255 Fiserv Drive
Brookfield, WI 53045
www.fiserv.com

fiserv.

January 21, 2017

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Rule 14a-8(i)(10)

Re: Fiserv, Inc. – Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of Fiserv, Inc. (the "Company"), I am submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2017 annual meeting of shareholders (the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof submitted by John Chevedden (the "Proponent"). We request confirmation that the Staff will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from the 2017 Proxy Materials for the reasons discussed below.

A copy of the Proposal is attached hereto as Exhibit A. Copies of related correspondence with the Proponent are attached hereto as Exhibit B.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB No. 14D"), we are emailing this letter and its exhibits to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we are also emailing a copy of this letter and its exhibits to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its definitive 2017 Proxy Materials with the Commission on or about April 11, 2017. Accordingly, as contemplated by Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission.

THE PROPOSAL

The text of the Proposal is set forth below:

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal is more important to our company than most other companies because we do not have the right to confidential voting. Our management can see how we are voting and try to twist our arm to vote the opposite. On the other hand if our management adopts this proxy access reform proposal it will be a sign that our management values shareholder input.

Please vote to enhance shareholder value:
Shareholder Proxy Access Reform — Proposal [4]

BASIS FOR EXCLUSION

Rule 14a-8(i)(10) — The Proposal Has Been Substantially Implemented by the Company

A. Background

On February 19, 2016, the Company's board of directors (the "Board") adopted amendments to the Company's Amended and Restated By-Laws (the "By-Laws") to add a new Section 14 of Article II (the "Proxy Access By-Law"), which permits a shareholder, or a group of up to 20 shareholders, owning at least 3% of the Company's outstanding shares of common stock continuously for at least three years, to nominate and include in the Company's annual meeting proxy materials director nominees constituting up to the greater of 20% of the Board or two. The By-Laws were described in, and filed as an exhibit to, the Company's Annual Report on Form 10-K filed with the Commission on February 19, 2016. A copy of the By-Laws is attached to this letter as Exhibit C.

Because the Proxy Access By-Law already imposes a reasonable and appropriate limit on the number of shareholders who may aggregate their holdings to reach the 3% minimum ownership requirement (an "aggregation limit"), and that limit achieves the essential objective of the Proposal, the Company believes that it may exclude the Proposal on the ground that it has been substantially implemented.

B. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission, in explaining the scope of a predecessor to Rule 14a-8(i)(10), said that such exclusion was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (discussing the rationale for adopting the predecessor to Rule 14a-8(i)(10), which provided as a substantive basis for omitting a shareholder proposal that "the proposal has been rendered moot by the actions of the management").

The Staff originally interpreted the predecessor rule narrowly, granting no-action relief only if a proposal had been "'fully' effected" by the company. *See* Exchange Act Release No. 19135 at § II.B.5. (Oct. 14, 1982). By 1982, however, the Commission recognized that the Staff's narrow interpretation of the predecessor rule "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process," because such interpretation enabled proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal." *Id.* Therefore, in 1983, the Commission adopted a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented." *See* Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983) (indicating that the Staff's "previous formalistic application of" the predecessor rule "defeated its purpose" because the interpretation allowed proponents to obtain a shareholder vote on an existing company policy by changing only a few words of the policy). The Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Under the current version of Rule 14a-8(i)(10), a proposal will be deemed to have been substantially implemented if the company has already taken action to address the underlying concerns and essential objectives of the proposal. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Exxon Mobil Corp.* (Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Talbots Inc.* (Apr. 5, 2002); *Exxon Mobil Corp.* (Jan. 24, 2001); and *The Gap, Inc.* (Mar. 8, 1996).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Even if a company's actions do not extend as far as those requested by the shareholder proposal, they nonetheless may be deemed to "compare favorably" with the proponent's requested actions. *See, e.g., Walgreen Co.* (Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of supermajority voting requirements in the company's governing documents where the company had eliminated all but one of the supermajority voting requirements); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion of a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees where the company had verified the legitimacy of 91% of its domestic workforce); and *Masco Corp.* (Mar. 29, 1999) (permitting exclusion of a proposal seeking adoption of a standard for independence of the company's outside directors where the company had adopted a standard that, unlike the one specified in the proposal, added the qualification that only material relationships with affiliates would affect a director's independence). A company may, therefore, adequately address the underlying concerns and essential objectives of a shareholder proposal without implementing precisely the actions contemplated by the proposal.

Further, the Staff has indicated in a number of no-action letters that a 20-shareholder aggregation limit is consistent with the essential objective of proxy access. In *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016), for example, the Staff allowed exclusion of a proposal requesting a 3%/3 year/25% proxy access by-law, with "an unrestricted" number of shareholders allowed to aggregate, where the company adopted instead a 3%/3 year/25% by-law with a 20-shareholder aggregation limit. In allowing exclusion, the Staff noted that the company's by-law achieved the "essential objective" of the proposal. Similarly, the Staff has agreed in numerous instances that, where a shareholder proposal requests that the company adopt a proxy access by-law allowing a holder of 3% of the outstanding common stock for three years to nominate up to 25% of the board, with no aggregation limit, the company will be deemed to have substantially implemented the proposal if it adopts a 3%/3 year proxy access by-law limiting nominations to 20% of the board and imposing a 20-shareholder aggregation limit. *See, e.g., AutoNation, Inc.* (December 30, 2016); *Danaher Corp.*, *Lockheed Martin Corp.* and *Valley National Bancorp* (December 19, 2016); *Berry Plastics Group, Inc.* (December 14, 2016); *Cisco Systems, Inc.* and *WD-40 Co.* (September 27, 2016); *Oracle Corp.* (August 11, 2016); *Cardinal Health, Inc.* (July 20, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (April 7, 2016); *Amphenol Corp.* (granted on reconsideration March 29, 2016); *Omnicom Group Inc.* (March 22, 2016); *General Motors Co.* (March 21, 2016); *Quest Diagnostics Inc.* (March 17, 2016); *Chemed Corp.*, *Eastman Chemical Co.* and *Newell Rubbermaid Inc.* (March 9, 2016); *Amazon.com, Inc.*, *Anthem, Inc.*, *Fluor Corp.*, *International Paper Co.*, *ITT Corp.*, *McGraw Hill Financial, Inc.*, *PG&E Corp.*, *Public Service Enterprise Group Inc.*, *Sempra Energy* and *Xylem Inc.* (March 3, 2016); *The Wendy's Co.* (March 2, 2016); *Reliance Steel & Aluminum Co.* and *United Continental Holdings, Inc.* (February 26, 2016); and *Alaska Air Group, Inc.*, *Baxter International Inc.*, *Capital One Financial Corp.*, *Cognizant Technology Solutions Corp.*, *The Dun & Bradstreet Corp.*, *General Dynamics Corp.*, *Illinois Tool Works Inc.*, *Northrop Grumman Corp.*, *PPG Industries, Inc.*, *Science Applications International Corp.*, *Target Corp.*, *Time Warner Inc.*, *UnitedHealth Group, Inc.* and *The Western Union Co.* (February 12, 2016) (together, and along with *Huntington Ingalls Industries, Inc.*, the "Proxy Access No-Action Letters").

The Staff has taken a similar position where a company that has already adopted a proxy access by-law receives a shareholder proposal to amend the by-law in limited respects, including for the purpose of eliminating a 20-shareholder aggregation limit. In *NVR, Inc.* (Mar. 25, 2016), for example, a shareholder sought to amend the company's proxy access by-law in four respects: to reduce the minimum ownership requirement from 5% of the outstanding common stock to 3%; to provide that a shareholder would be deemed to own shares loaned to another person if the shareholder could recall the shares within five business days (as opposed to three business days); to eliminate a 20-shareholder aggregation limit; and to remove a requirement that a nominator represent that it will continue to hold the minimum required shares for at least one year after the annual meeting. The company revised its by-law to implement the first two requested amendments but did not implement the other two (and therefore did not eliminate the aggregation limit), noting that the 20-shareholder aggregation limit was of "far less significance and not necessary to achieve the essential objectives of proxy access." The Staff agreed that the proposal was excludable under Rule 14a-8(i)(10), noting that the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." The Staff reached the same conclusion on substantially similar facts in *Oshkosh Corp.* (Nov. 4, 2016).

The Staff's conclusion in the above-referenced letters is consistent with prior Staff letters allowing companies to exclude shareholder proposals requesting that shareholders be provided certain rights when the company has already provided for such rights on substantially similar terms but has imposed exceptions or limitations not contemplated by the shareholder proposals. In *Bank of America Corp.* (Dec. 15, 2010), the Staff agreed that the company had substantially implemented a proposal requesting that the board amend the company's governing documents to give holders of 10% of the company's stock the power to call a special meeting when the board had adopted a by-law giving holders of at least 10% of the company's stock the power to call a special meeting but imposed additional requirements not outlined in the proposal. The additional requirements included, among others, that shareholders requesting a special meeting must submit a statement regarding the purpose of the meeting, which must be signed by shareholders owning the requisite number of shares, as well as documentary evidence of each such shareholder's record and beneficial ownership of the stock. Similarly, in *Chevron Corp.* (Feb. 19, 2008) and *Citigroup Inc.* (Feb. 12, 2008), the Staff concurred that each company could exclude special meeting shareholder proposals under Rule 14a-8(i)(10) because each company had adopted a provision allowing shareholders to call a special meeting unless, among other things, an annual or special meeting that included the matters proposed to be addressed at the special meeting had been held within the preceding 12 months. *See also Hewlett-Packard Co.* (Dec. 11, 2007) (allowing exclusion of a proposal requesting that the board permit shareholders to call a special meeting when the company proposed to adopt a by-law allowing shareholders to call a special meeting unless the board determined in good faith that the business specified in the shareholders' request had been addressed at a meeting within the past 12 months or would be addressed at an annual meeting within 90 days).

C. The Company's By-Laws Substantially Implement the Proposal

The Company has already implemented all key features, and the essential objective, of the Proposal. The Proposal has, therefore, been substantially implemented under Rule 14a-8(i)(10). In each of the foregoing no-action letters relating to a proposal requesting the adoption of a proxy access by-law or a proposal requesting the amendment of a company's previously adopted proxy access by-law, the company responded to the shareholder's proposal by amending its by-laws or other relevant documents in some respect. Where the proposal requested that the company adopt a proxy access by-law, the company adopted a proxy access by-law, but on terms that differed from the shareholder proposal. Where the proposal requested that the company amend an existing proxy access by-law, the proposal requested amendment of multiple provisions, and the company implemented certain of the requested changes but not others. Rule 14a-8(i)(10) does not require, however, that a company change its existing policies or practices (or amend its by-laws) to establish that it has substantially implemented a proposal. Instead, the rule allows a company to exclude a proposal if the company has already taken action or adopted policies, practices or procedures to address the underlying concerns and essential objectives of the proposal. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 25, 2015) (permitting exclusion of a proposal requesting the company include in its executive compensation metrics a metric related to employee engagement, where the company already used a metric related to employee engagement for its compensation determinations); and *ConAgra Foods, Inc.* (Jun. 20, 2005) (permitting exclusion of a proposal requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports, when the company already prepared such a report annually).

In both *NVR, Inc.* and *Oshkosh Corp.*, the shareholder proposal sought to reduce a 5% minimum ownership requirement to 3%. We believe that, in each case, the proponent's proposed change to the minimum ownership requirement was deemed to be material to the proxy access by-law as a whole, and that each company therefore had to adopt that amendment, at a minimum, to be deemed to have substantially implemented the proposal. Those letters do not support a conclusion, however, that a company must amend its by-laws in order to be deemed to have substantially implemented a proposal requesting a by-law amendment. Instead, a proposed amendment will be deemed to have been substantially implemented if the company's existing by-laws already achieve the essential objective of the proposal.

In the Proponent's proposal, the only requested amendment to the By-Laws is an increase in the Company's 20-shareholder aggregation limit. The difference between a 20-shareholder aggregation limit and an aggregation limit of at least 50 shareholders is far less significant than the difference between a 5% minimum ownership requirement and a 3% minimum ownership requirement. Given the relative insignificance of the difference between the Company's current aggregation limit and the one proposed by the Proponent, the Company does not need to amend its By-Laws as a condition to rely on Rule 14a-8(i)(10), because the Company's current aggregation limit achieves the essential objective of the Proposal.

An aggregation limit is designed to minimize the burden on the company in reviewing and verifying the information and representations that each member of a shareholder group must provide to establish the group's eligibility, while also assuring that all shareholders have a fair and reasonable opportunity to nominate director candidates by forming groups with like-minded shareholders who own fewer than the minimum required shares. The Company's aggregation limit achieves these dual objectives by assuring that any shareholder may form a group owning more than 3% of the common stock by combining with any of a large number of other shareholders, while not imposing the cost of processing nominations from a larger, more unwieldy group of shareholders on the Company and its other shareholders.

There is no particular method to determining, for any company, the aggregation limit that will best achieve a balance between making proxy access reasonably available and avoiding a process that imposes undue burden and expense on the Company to the detriment of other shareholders. Under a 20-shareholder aggregation limit, if at least one shareholder owns at least 3% of the outstanding common stock, any shareholder may utilize proxy access simply by forming a group with that shareholder. In addition, any 20 holders of at least 0.15% of the outstanding common stock may aggregate their holdings to meet the threshold. Between these two extremes, innumerable possibilities exist for a shareholder to form a group with any number of other shareholders, including shareholders who own less than 0.15% of the common stock, to achieve aggregate ownership of 3% or more of the outstanding common stock. Accordingly, a 20-shareholder aggregation limit achieves the objective of making proxy access fairly and reasonably available to all shareholders, regardless of the size of their individual holdings.

The availability of proxy access to all shareholders under a 20-shareholder aggregation limit is particularly demonstrable in the Company's case. Based on data from NASDAQ, as of September 30, 2016, the Company's six largest shareholders each owned more than 3% of its outstanding common stock. Moreover, its largest 20 shareholders collectively owned over 50% of the Company's outstanding common stock, and each owned more than 0.6%. In addition to these 20 shareholders, there are over 70 additional shareholders who owned at least 0.15% of the Company's outstanding common stock – the minimum percentage that a shareholder must own to form a group of 20 shareholders of an equal size to satisfy the 3% minimum ownership requirement. Shareholders who own less than 0.15% may easily form a group with any number of these larger shareholders to reach the 3% minimum ownership requirement. Assuming ownership has been stable for three years, this distribution of shareholdings reflects that a 20-shareholder aggregation limit provides abundant opportunities for shareholders of *all* sizes to combine with other shareholders to achieve the minimum required ownership.[1]

It is impossible to know whether the possibility of additional combinations would enhance, much less *materially* enhance, the availability of proxy access to the Company's shareholders. There is no reason to believe that a solicitation of the type that would be required to form a group of 20 shareholders would be more likely to attract support from 50 shareholders, or that the benefit of minimal increased availability would not be offset by the increased inefficiency costs necessary to coordinate a larger shareholder group. We also note that the Proponent has not explained how, or cited any facts supporting an argument that, increasing the number of shareholders who may aggregate their shares for the purpose of meeting the ownership requirement is a meaningful change to shareholders' ability to use proxy access since.

A 20-shareholder aggregation limit has achieved a consensus among companies that have adopted proxy access. Notably, the existing shareholder aggregation limit of 20 shareholders in the Company's Proxy Access By-Law matches the shareholder aggregation limit in approximately 75% of proxy access provisions that have been adopted by U.S. public companies to date. *See Shirley Westcott, Proxy Advisors and Investors Prep for 2017 Proxy Season*, The Advisor (Alliance Advisors) (Dec. 2016). T. Rowe Price Group, Inc., State Street Corporation and Blackrock, Inc., the publicly traded parent companies of some of the largest

[1] While the Staff did not concur in the exclusion of a proposal based on a similar argument in *Microsoft Corp.* (Sept. 27, 2016), that proposal requested, among other things, that the company amend its proxy access by-law to eliminate the limit on the number of shareholders who could aggregate their shares, not to merely increase the limit. This is a fundamental distinction between the Proposal and the *Microsoft* proposal, and therefore, we do not believe that *Microsoft* should control the determination of whether the Company has substantially implemented the Proposal.

institutional shareholders in the United States, have adopted 20 shareholders as the threshold in their by-laws. Similarly, Institutional Shareholder Services, a leading proxy advisory firm, has stated that, in reviewing whether a company has satisfactorily implemented proxy access in response to a shareholder proposal, it does not view a 20-shareholder aggregation limit as a material restriction or one that "unnecessarily restrict[s] the use of a proxy access right" (although it will treat a limit that is lower than 20 shareholders as unduly restrictive). *See U.S. Proxy Voting Policies and Procedures (Excluding Compensation-Related) Frequently Asked Questions*, Institutional Shareholder Services, at 19 (Mar. 14, 2016), avail. at https://www.issgovernance.com/file/policy/us-policies-and-procedures-faq-14-march-2016.pdf.

The Company recognizes that the existence of a consensus regarding the appropriateness of a 20-shareholder aggregation limit does not mean that the Company's proxy access by-law substantially implements the Proposal. The consensus does, however, support a conclusion that a 20-shareholder aggregation limit affords shareholders ample opportunity to combine with other shareholders to form a nominating group. For these reasons, the Proposal's aggregation limit of at least 50 shareholders does little to make proxy access more available to or usable by the Company's shareholders.

Although the Proxy Access By-Law adopted by the Company contains a 20-shareholder aggregation limit in determining the eligibility of a nominating group, variations between the size of the nominating group requested in the Proposal and that adopted by the Company should not serve as the basis for denying the availability of Rule 14a-8(i)(10), so long as the variations do not undermine the essential objectives of the proposal. To determine otherwise risks subjecting companies and shareholders to a never-ending stream of proposals requesting minor changes to concepts that have already been addressed. This is especially problematic in the absence of any evidence that the difference in shareholder aggregation limits would be meaningful to shareholders. Accordingly, we believe the Company's By-Laws compare favorably with the Proposal and, therefore, the Proposal should be excluded.

D. The Company Adopted a Proxy Access By-Law Containing A Majority of the Requested Terms the Proposal Seeks to Amend

To the extent the proposal requests the amendment of three terms, rather than a single term, of the Proxy Access By-Law, it may also be excluded under Rule 14a-8(i)(10). The Proposal is ambiguous in that it may also be read to request that the Company implement proxy access provisions with three key features: (1) a 3% ownership requirement; (2) a three-year holding requirement; and (3) an aggregation limit of at least 50 shareholders. In February 2016, the Company adopted the Proxy Access By-Law with two out of the three requested features (the 3% ownership requirement and the three-year holding requirement), which, like Oshkosh Corp. and NVR, Inc., is more than 50% of the requested features. *See, e.g., Oshkosh Corp.* (Nov. 4, 2016) (concurring with the exclusion of a proposal requesting that the company amend its proxy access by-law where the company amended its by-laws to implement three of the six features requested); and *NVR, Inc.* (Mar. 25, 2016) (concurring with the exclusion of a proposal requesting that the company amend its proxy access by-law where the company amended its by-laws to implement two of the four features requested). Moreover, as discussed in greater detail in the following paragraph, the Proxy Access By-Law addresses the underlying concerns of the Proposal and, to the extent identifiable, its essential objective because it provides a proxy access right that an individual shareholder or group of shareholders can utilize. In similar circumstances, where a company's proxy access by-law addressed a proposal's essential objective, the Staff has agreed that the company has substantially implemented the proposal even though the proposal requested the elimination of a shareholder aggregation limit and the company did not provide for such elimination. *See, e.g., NVR, Inc.* (Mar. 25, 2016) (concurring in the exclusion of a proposal under Rule 14a-8(i)(10) requesting that the company amend certain provisions of its proxy access by-law, where the company implemented two out of four requested amendments, but did not implement a requested amendment to eliminate a 20-shareholder aggregation limit); and the Proxy Access No-Action Letters.

The Proposal can be distinguished from *Whole Foods Market, Inc.* (Nov. 3, 2016), where the proposal requested three amendments to the company's proxy access by-law: (1) an increase in the number of shareholder-nominated candidates who could appear in the proxy materials; (2) an elimination of the aggregation limit; and (3) an elimination of the limitation on the re-nomination of proxy access nominees based on the percentage of votes received. Whole Foods did not adopt, nor did its by-laws include, any of the requested features. Unlike in Whole Foods, the Company has already completely implemented two of the three proxy access provisions requested by the Proposal. Thus, this circumstance is distinguishable from Whole Foods where the company either did not have any, or only had a minority of, the provisions requested by the proponent. The Proposal has already been substantially implemented because the Proxy Access By-Law already includes a majority of the provisions requested in the Proposal.

E. The Company Adopted A Proxy Access By-Law Which Substantially Implements the New Proxy Access By-Law Requested By the Proponent

To the extent the Proposal requests the adoption of, rather than an amendment to, a proxy access by-law, it may also be excluded under Rule 14a-8(i)(10). The Company also believes that it is unclear whether the Proposal is requesting that the Company amend the Proxy Access By-Law or whether the Proposal is requesting that the Company adopt a proxy access by-law with the features specifically referenced therein. This ambiguity is important because the Staff may be distinguishing between proposals requesting that companies *adopt* proxy access by-laws and proposals seeking *amendments* to existing proxy access by-laws. For proposals requesting that a company adopt a proxy access by-law, the Staff has concurred that companies could exclude such proposals under Rule 14a-8(i)(10) where the company adopted a proxy access by-law with a 3% ownership requirement (as requested by such proposals) but also an aggregation limitation (even when the proposals requested no such limitation). *See, e.g.,* the Proxy Access No-Action Letters. For proposals requesting that a company amend an existing proxy access by-law, the Staff has not concurred that companies could exclude such proposals under Rule 14a-8(i)(10) where the by-law did not include, or was not amended to include, any of the requested features in the proposals. *See, e.g., Microsoft* (Sep. 27, 2016); *Apple* (Oct. 27, 2016); *Walgreens Boots Alliance, Inc.* (Nov. 3, 2016); *Whole Foods Market, Inc.* (Nov. 3, 2016); and *The Walt Disney Co.* (Nov. 3, 2016).

In the case of the Proposal, which never uses the words "amend" or "revise,"[2] the key resolution in the Proposal facially reads as a "request" for the adoption of proxy access, rather than for an "amendment" to the Proxy Access By-Law.[3] The only acknowledgements in the Proposal that the Company previously provided shareholders with proxy access are oblique references in the Proponent's supporting statement to "rigorous rules our management adopted" and "a list of typical proxy access requirements." Therefore, the Company believes that a shareholder reading the Proposal could be led to believe that the Proposal is a request for the Company adopt a new proxy access by-law that has a 3% ownership requirement, a three-year holding requirement, and an aggregation limit of at least 50 shareholders. To the extent the Proposal is a request for the adoption of a proxy access proposal, the Company has substantially implemented the Proposal because it currently has a proxy access by-law consistent with the criteria identified by the Proposal. *See, e.g.,* the Proxy Access No-Action Letters.

CONCLUSION

For all of the reasons stated above, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(10). The Company requests the Staff's concurrence in the Company's view or, alternatively, confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2017 Proxy Materials.

If you have any questions or need additional information, please feel free to contact me at (262) 879-5019. In accordance with Staff Legal Bulletin No. 14F (October 18, 2011), please send your response to this letter by email to lynn.mccreary@fiserv.com. I would appreciate if the Staff also would send a copy of any response to Eric C. Nelson, Senior Vice President and Associate General Counsel, Fiserv, Inc., at eric.nelson@fiserv.com.

Very truly yours,

Lynn S. McCreary

Enclosures

cc: Eric C. Nelson
Fiserv, Inc.
John Chevedden

---

[2] The Proposal is titled "Shareholder Proxy Access Reform." The Company believes that the use of the word "reform" could be read as either a proposal requesting the adoption of a new by-law (as in, the adoption of proxy access as a governance "reform") or an amendment to an existing by-law (as in, "reforming" an existing proxy access by-law).

[3] Proposal ("Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.").

EXHIBIT A

The Proposal

[FISV – Rule 14a-8 Proposal, November 22, 2016]
[December 5, 2016 Revision]
[This line and any line above it *is not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal is more important to our company than most other companies because we do not have the right to confidential voting. Our management can see how we are voting and try to twist our arm to vote the opposite. On the other hand if our management adopts this proxy access reform proposal it will be a sign that our management values shareholder input.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line *is* for publication.]

EXHIBIT B

Correspondence with the Proponent

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Tuesday, November 22, 2016 11:54 AM
To: McCreary, Lynn (Brookfield)
Cc: Gartland, Adriana (US - Maryland); Nelson, Eric (Brookfield)
Subject: Rule 14a-8 Proposal (FISV)``
Attachments: CCE22112016_7.pdf

Mr. McCreary,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

Ms. Lynn S. McCreary
Corporate Secretary
Fiserv, Inc. (FISV)
255 Fiserv Drive
Brookfield WI 53045
PH: 262 879-5000
FX: 262-879-5013

Dear Ms. McCreary,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

John Chevedden

November 22, 2016
Date

cc: Adriana Gartland <Adriana.Gartland@fiserv.com>
PH: 678-375-4424
FX: 678-375-1150
Eric Nelson <Eric.Nelson@fiserv.com>
Associate General Counsel
PH: 262-879-5350

[FISV – Rule 14a-8 Proposal, November 22, 2016]
[This line and any line above it *is not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal is more important to our company than most other companies because we do not have the right to confidential voting. Our management can see how we are voting and try to twist our arm to vote the opposite. On the other hand if our management adopts this proxy access reform proposal it will be a sign that our management values shareholder input.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line *is* for publication.]

John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUM M-07-16

From: Nelson, Eric (Brookfield)
Sent: Wednesday, November 30, 2016 1:08 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Cc: McCreary, Lynn (Brookfield)
Subject: Fiserv
Attachments: Fiserv - Chevedden Shareholder Eligibility Letter 2016.pdf

Mr. Chevedden,

Please find attached a letter from Fiserv. The original is being sent via UPS overnight delivery.

en

Eric C. Nelson
Senior Vice President and Associate General Counsel
Corporate
Fiserv
Office: 262-879-5350
Mobile: 262-309-4487
www.fiserv.com

255 Fiserv Drive
Brookfield, WI 53045
262-879-5000
www.fiserv.com

fiserv.

November 30, 2016

VIA EMAIL AND OVERNIGHT DELIVERY

Mr. John Chevedden

FISMA & OMB MEMORANDUM M-07-16

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Chevedden:

I acknowledge that Fiserv, Inc. (the "Company") has received your shareholder proposal (the "Proposal") regarding shareholder proxy access reform.

Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), outlines the legal requirements and framework pursuant to which a shareholder may submit a proposal to be included in a company's proxy statement and form of proxy. As described below, your letter does not demonstrate that you satisfy the eligibility requirements set forth in Rule 14a-8(b) that a shareholder must meet to be eligible to submit a proposal. This deficiency means that the Company will not include the Proposal in the Company's proxy materials for its 2017 Annual Meeting of Shareholders unless the applicable requirements are met. Enclosed is a copy of Rule 14a-8 for your information.

Under Rule 14a-8(b), to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date the shareholder submitted the proposal and continue to hold such securities through the date of the company's annual meeting. If the eligibility requirements under Rule 14a-8(b) are not met, then under Rule 14a-8(f), the company to which the proposal was submitted may exclude the proposal if that company follows certain procedures.

Your cover letter does not provide any share ownership information, and none of the Company's records indicate that you are a registered holder of the Company's securities. Under Rule 14a-8(b)(2), if you are not the registered holder of the Company's securities, then you must prove your eligibility to submit a proposal by submitting to the Company a written statement from the "record" holder of your securities (typically a broker or bank) verifying that, at the time you submitted the Proposal, you continuously held the requisite amount of Company stock since at least

Proposal, you continuously held the requisite amount of Company stock since at least November 22, 2015 (the date that is one year prior to the date you submitted the Proposal).

You should note that, to be considered a "record" holder for these purposes, the broker or bank providing a written statement verifying your ownership must be a Depository Trust Company ("DTC") participant or an affiliate of a DTC participant. As of the date of this letter, a list of DTC participants can be obtained at:

http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf.

Under Rule 14a-8(f), a response to this letter that corrects the deficiency described in this letter must be postmarked, or transmitted electronically, **no later than 14 days from the date you receive this letter**, to me at the address listed on the letterhead. If the deficiency described in this letter is adequately corrected in the response sent by that date, then the Company will consider the substance of the Proposal at that time. Please note that, even if you provide adequate and timely proof of ownership, the Company may still seek to exclude the Proposal from its proxy materials on other grounds in accordance with Rule 14a-8.

Sincerely,

Lynn S. McCreary
Chief Legal Officer and Secretary

Enclosure

Pages 21 through 26 redacted for the following reasons:
- -
Copyrighted Material Omitted

From:	***FISMA & OMB Memorandum M-07-16*** A & OMB MEMORANDUM M-07-16***
Sent:	Monday, December 05, 2016 9:35 PM
To:	McCreary, Lynn (Brookfield)
Cc:	Gartland, Adriana (US - Maryland); Nelson, Eric (Brookfield)
Subject:	Rule 14a-8 Proposal (FISV)`` Revision
Attachments:	CCE05122016_11.pdf

Mr. McCreary,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

Ms. Lynn S. McCreary
Corporate Secretary
Fiserv, Inc. (FISV)
255 Fiserv Drive
Brookfield WI 53045
PH: 262 879-5000
FX: 262-879-5013

REVISION

Dear Ms. McCreary,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

John Chevedden

November 22, 2016
Date

cc: Adriana Gartland <Adriana.Gartland@fiserv.com>
PH: 678-375-4424
FX: 678-375-1150
Eric Nelson <Eric.Nelson@fiserv.com>
Associate General Counsel
PH: 262-879-5350

[FISV – Rule 14a-8 Proposal, November 22, 2016]
[December 5, 2016 Revision]
[This line and any line above it *is not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal is more important to our company than most other companies because we do not have the right to confidential voting. Our management can see how we are voting and try to twist our arm to vote the opposite. On the other hand if our management adopts this proxy access reform proposal it will be a sign that our management values shareholder input.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line *is* for publication.]

John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB MEMORANDUM M-07-16***

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 07, 2016 12:55 PM
To: Nelson, Eric (Brookfield)
Cc: McCreary, Lynn (Brookfield)
Subject: Rule 14a-8 Proposal (FISV) blb
Attachments: CCE07122016_7.pdf

Mr. Nelson,
Please see the attached broker letter.
Sincerely,
John Chevedden

Personal Investing
PO Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

December 7, 2016

John R. Chevedden
Via facsimile to: ***FISMA & OMB MEMORANDUM M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than the share quantity listed in the following table in each of the following securities, since October 1, 2015:

Security name	CUSIP	Trading symbol	Share quantity
Mattel, Inc.	577081102	MAT	200
American Airlines Group, Inc.	02376R102	AAL	70
Fiserv, Inc.	337738108	FISV	100
CF Industries Holdings, Inc.	125269100	CF	100

The securities referenced in the preceding table are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W852353-06DEC16

EXHIBIT C

By-Laws of the Company

Exhibit 3.2

BY-LAWS

OF

FISERV, INC.

Incorporated under the Laws of the

State of Wisconsin

Adopted as of December 31, 1992; Amended and Restated as of March 25, 1999; Amended as of February 16, 2000; Amended on September 17, 2003; Amended and Restated as of February 18, 2004; Amended and Restated as of May 23, 2007; Amended and Restated as of August 14, 2007; Amended and Restated as of November 28, 2008; Amended and Restated as of February 22, 2012; Amended and Restated as of May 23, 2012; Amended and Restated as of February 19, 2016.

TABLE OF CONTENTS

BY-LAWS

OF

FISERV, INC.

ARTICLE I

OFFICES

The registered office of the Corporation in the State of Wisconsin shall be located in the City of Brookfield, County of Waukesha. The Corporation may establish or discontinue, from time to time, such other offices within or without the State of Wisconsin as may be deemed proper for the conduct of the Corporation's business.

ARTICLE II

MEETINGS OF SHAREHOLDERS

Section 1. Place of Meetings. All meetings of shareholders shall be held at such place or places, within or without the State of Wisconsin, as may from time to time be fixed by the Board of Directors, the Chairman of the Board or the President, or as shall be specified in the respective notices, or waivers of notice, thereof. Any meeting may be postponed or adjourned pursuant to Section 8 of this Article II to reconvene at any place designated by vote of the Board of Directors or by the Chairman of the Board or the President.

Section 2. Annual Meeting. The annual meeting of shareholders (the "Annual Meeting") shall be held on such date and at such time as may be fixed by the Board of Directors, the Chairman of the Board or the President. In fixing a meeting date for any Annual Meeting, the Board of Directors, the Chairman of the Board or the President may consider such factors as it, he or she deems relevant within the good faith exercise of its, his or her business judgment. At each Annual Meeting, the shareholders shall elect individuals to the Board of Directors in accordance with the Articles of Incorporation and By-Laws of the Corporation. At any such Annual Meeting, only other business properly brought before the Annual Meeting by the Board of Directors or in accordance with Section 5 of this Article II may be transacted.

Section 3. Special Meetings.

(a) A special meeting of the shareholders (a "Special Meeting") may be called only by (i) a majority of the Board of Directors, (ii) the Chairman of the Board or (iii) the President. The Board of Directors, the Chairman of the Board or the President shall call a Special Meeting upon the demand, in accordance with this Section 3, of the holders of record representing at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the Special Meeting (a "Demand Special Meeting").

(b) To enable the Corporation to determine the shareholders entitled to demand a Demand Special Meeting, the Board of Directors may fix a record date to determine the shareholders entitled to make such a demand (the "Demand Record Date"). The Demand Record Date shall not precede the date on which the Board of Directors adopts the resolution fixing the Demand Record Date and shall not be more than ten days after the date on which the resolution fixing the Demand Record Date is adopted by the Board of Directors. Any shareholder of record entitled to demand a Demand Special Meeting who is seeking to have shareholders demand a Demand Special Meeting shall, by sending written notice to the Secretary at the principal offices of the Corporation, by hand or by certified or registered mail, return receipt requested, request the Board of Directors to fix a Demand Record Date. The Board of Directors shall promptly, but in all events within ten days after the date on which a valid request to fix a Demand Record Date is received and verified, adopt a resolution fixing the Demand Record Date and shall make a public announcement of such Demand Record Date. If no Demand Record Date has been fixed by the Board of Directors within ten days after the date on which such request is received and verified by the Secretary at the principal offices of the Corporation, then the Demand Record Date shall be the tenth day after the first date on which a valid written request to set a Demand Record Date is received and verified by the Secretary at the principal offices of the Corporation. To be valid, such written request shall set forth the purpose or purposes for which the Demand Special Meeting is to be held, shall be signed by one or more shareholders of record and by the beneficial owner or owners, if any, on whose behalf the request is made, shall bear the date of signature of each such shareholder and any such beneficial owner and shall set forth all information, including about each such shareholder and any such beneficial owner, that would be required to be set forth in a shareholder's notice described in Section 5(a)(ii) of this Article II as if the notice related to an Annual Meeting.

(c) For a shareholder or shareholders to demand a Demand Special Meeting, a written demand or demands for a Demand Special Meeting by the holders of record as of the Demand Record Date of shares representing at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the Demand Special Meeting, calculated as if the Demand Record Date were the record date for the Demand Special Meeting, must be delivered to the Secretary at the principal offices of the Corporation. To be valid, each written demand by a shareholder for a Demand Special Meeting (i) shall set forth the specific purpose or purposes for which the Demand Special Meeting is to be held (which purpose or purposes shall be limited to the purpose or purposes set forth in the written request to set a Demand Record Date received by the Corporation pursuant to the foregoing Section 3(b)), (ii) shall be signed by one or more Persons who as of the Demand Record Date are shareholders of record of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the Demand Special Meeting and by the beneficial owners, if any, on whose behalf the demand is made, (iii) shall bear the date of signature of each such shareholder and any such beneficial owner, (iv) shall set forth the name and address of each such shareholder (as they appear in the Corporation's books) and any such beneficial owner signing such demand and the Share Information (as defined in Section 5(a)(ii) of this Article II) for each such shareholder and any such beneficial owner, (v) shall be sent to the Secretary at the principal offices of the Corporation, by hand or by certified or registered mail, return receipt requested, and (vi) shall be received by the Secretary at the principal offices of the Corporation within seventy days after the Demand Record Date.

(d) The Board of Directors, the Chairman of the Board and the President shall not be required to call a Demand Special Meeting unless, in addition to the documents required by the foregoing Section 3(c), the Secretary receives a written agreement, which may require furnishing of a bond, signed by each Soliciting Shareholder (as defined below) pursuant to which each Soliciting Shareholder, jointly and severally, agrees to pay the Corporation's costs of holding the Demand Special Meeting, including the costs of preparing and mailing proxy materials for the Corporation's own solicitation, provided that if each of the resolutions introduced by any Soliciting Shareholder at such meeting is adopted, and each of the individuals nominated by or on behalf of any Soliciting Shareholder for election as a director at such meeting is elected, then the Soliciting Shareholders shall not be required to pay such costs. For purposes of these By-Laws, the following terms shall have the respective meanings set forth below:

(i) "Affiliate" of any Person (as defined herein) shall mean any Person controlling, controlled by or under common control with such first Person.

(ii) "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of Wisconsin are authorized or obligated by law or executive order to close.

(iii) "Participant" shall have the meaning assigned to such term in Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(iv) "Person" shall mean any individual, firm, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

(v) "Proxy" shall have the meaning assigned to such term in Rule 14a-1 promulgated under the Exchange Act.

(vi) "Solicitation" shall have the meaning assigned to such term in Rule 14a-1 promulgated under the Exchange Act.

(vi) "Soliciting Shareholder" shall mean, with respect to any Demand Special Meeting, each of the following Persons:

(A) if the number of shareholders signing the demand or demands of meeting delivered to the Secretary at the principal offices of the Corporation pursuant to the foregoing Section 3(c) is ten or fewer, each Person signing any such demand; or

(B) if the number of shareholders signing the demand or demands of meeting delivered to the Corporation pursuant to the foregoing Section 3(c) is more than ten, each Person who either (I) was a Participant in any Solicitation of such demand or demands or (II) at the time of the delivery to the Secretary at the principal offices of the Corporation of the documents described in the foregoing Section 3(c) had engaged or intends to engage in any Solicitation of Proxies for use at such Demand Special Meeting (other than a Solicitation of Proxies on behalf of the Corporation).

A "Soliciting Shareholder" shall also mean each Affiliate of a Soliciting Shareholder described in clause (A) or (B) above who is a member of such Soliciting Shareholder's "group" for purposes of Rule 13d-5(b) under the Exchange Act, and any other Affiliate of such a Soliciting Shareholder, if a majority of the directors then in office determines, reasonably and in good faith, that such Affiliate should be required to sign the written notice described in the foregoing Section 3(c) and/or the written agreement described in this Section 3(d) to prevent the purposes of this Section 3 from being evaded.

(e) Except as provided in the following sentence, any Special Meeting shall be held at such date and time as may be designated by whichever of the Board of Directors, the Chairman of the Board or the President shall have called such meeting. In the case of any Demand Special Meeting, such meeting shall be held at such date and time as may be designated by whichever of the Board of Directors, the Chairman of the Board or the President shall have called such meeting upon a demand in accordance with this Section 3; provided, however, that the date of any Demand Special Meeting shall be not more than seventy days after the Meeting Record Date (as defined in Section 6(a) of this Article II); and provided further that in the event that the directors, Chairman of the Board or President then in office fail(s) to designate a date and time for a Demand Special Meeting within ten days after the date that valid written demands for such meeting by the holders of record as of the Demand Record Date of shares representing at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the Demand Special Meeting, calculated as if the Demand Record Date were the record date for the Demand Special Meeting, are delivered to the Corporation (the "Delivery Date"), then such meeting shall be held at 10:00 A.M., local time, on the 100th day after the Delivery Date or, if such 100th day is not a Business Day, on the first preceding Business Day. In fixing a meeting date for any Special Meeting or Demand Special Meeting, the Board of Directors, the Chairman of the Board or the President may consider such factors as it, he or she deems relevant within the good faith exercise of its, his or her business judgment, including, without limitation, the nature of the action proposed to be taken, the facts and circumstances surrounding any demand for such meeting and any plan of the Board of Directors, the Chairman of the Board or the President to call an Annual Meeting or Special Meeting for the conduct of related business.

(f) The Corporation may engage regionally or nationally recognized independent inspectors of elections to act as an agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported written demand or demands for a Demand Special Meeting received by the Secretary. For the purpose of permitting the inspectors to perform such review, no purported demand shall be deemed to have been delivered to the Corporation until the earlier of (i) five Business Days following receipt by the Secretary of such purported demand and (ii) such date as the independent inspectors certify to the Corporation that the valid demands received by the Secretary represent at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the Demand Special Meeting, calculated as if the Demand Record Date were the record date for the Demand Special Meeting. Nothing contained in this Section 3(f) shall in any way be construed to suggest or imply that the Board of Directors, the Chairman of the Board, the President or any shareholder shall not be entitled to contest the validity of any demand, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto).

Section 4. Notice of Meetings.

(a) Written notice stating the place, day and time of an Annual Meeting or a Special Meeting shall be delivered not less than ten days nor more than seventy days before the date of the meeting (unless a different date is required by law or the Articles of Incorporation), by or at the direction of the Chairman of the Board or the Secretary, to each shareholder of record entitled to vote at such meeting and to such other Persons as are required by the Wisconsin Business Corporation Law. In the event of any Demand Special Meeting, such notice of meeting shall be sent prior to the later of (i) the two days after the Meeting Record Date for such Demand Special Meeting and (ii) thirty days after the Delivery Date. For purposes of this Section 4, notice by "electronic transmission" (as defined in the Wisconsin Business Corporation Law) is written notice. Written notice pursuant to this Section 4 shall be deemed to be effective (x) when mailed, if mailed postpaid and addressed to the shareholder's address shown in the Corporation's current record of shareholders or (y) when electronically transmitted to the shareholder in a manner authorized by the shareholder.

(b) Except as provided in the following sentence, in the case of any Special Meeting, the notice of meeting shall describe any business that the Board of Directors shall have theretofore determined to bring before the meeting and, if applicable, shall contain the information required in the notice received by the Corporation in accordance with Section 5(b) of this Article II. In the case of a Demand Special Meeting, the notice of meeting (i) shall describe any business set forth in the statement of purpose of the demands received by the Corporation in accordance with Section 3 of this Article II, (ii) if applicable, shall contain all of the information required in the notice received by the Corporation in accordance with Section 5(b) of this Article II and (iii) shall describe any business that the Board of Directors shall have theretofore determined to bring before the Demand Special Meeting. Except as otherwise provided in these By-Laws, in the Articles of Incorporation or in the Wisconsin Business Corporation Law, the notice of an Annual Meeting need not include a description of the purpose or purposes for which the meeting is called.

(c) If any Annual Meeting, Special Meeting or Demand Special Meeting is adjourned to a different date, time or place, then the Corporation shall not be required to give notice of the new date, time or place if the new date, time or place is announced at the meeting before adjournment; provided, however, that if a new Meeting Record Date for an adjourned meeting is or must be fixed, then the Corporation shall give notice of the adjourned meeting to Persons who are shareholders as of the new Meeting Record Date.

Section 5. Notice of Shareholder Business and Nomination of Directors.

(a) Annual Meetings.

(i) Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the shareholders may be made at an Annual Meeting (A) pursuant to the Corporation's notice of meeting, (B) by or at the direction of the Board of Directors, (C) by any shareholder of the Corporation who (1) is a shareholder of record at the time of giving of notice provided for in this Section 5(a) and until and at the time of the Annual Meeting, (2) is entitled to vote with respect to such nomination or other business at the meeting under the Articles of Incorporation and (3) complies with the notice procedures set forth in this Section 5(a) as to such nomination or other business or (D) with respect to nominations by any shareholder of the Corporation who is eligible under, and complies with the notice procedures set forth in, Section 14 of this Article II. The preceding clauses (C) and (D) shall be the exclusive means for a shareholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the Corporation's notice of meeting) before an Annual Meeting.

(ii) For nominations or any other business to be properly brought before an Annual Meeting by a shareholder pursuant to the foregoing Section 5(a)(i)(C), the shareholder must have given timely notice thereof in writing to the Secretary and such other business must otherwise be a proper matter for shareholder action. To be timely, a shareholder's notice shall be received by the Secretary at the principal offices of the Corporation not less than forty-five days nor more than seventy days prior to the first annual anniversary of the date set forth in the Corporation's proxy statement for the immediately preceding Annual Meeting as the date on which the Corporation first made available to its shareholders definitive proxy materials for the immediately preceding Annual Meeting (the "Anniversary Date"); provided, however, that if the date for which the Annual Meeting is called is more than thirty days before or more than thirty days after the first annual anniversary of the immediately preceding Annual Meeting, then notice by the shareholder to be timely must be received by the Secretary not earlier than the close of business on the 100th day prior to the date of such Annual Meeting and not later than the later of (A) the 75th day prior to the date of such Annual Meeting or (B) the 10th day following the day on which public announcement of the date of such Annual Meeting is first made. In no event shall any adjournment or postponement of an Annual Meeting or the announcement thereof commence a new time period for the giving of a shareholder notice as described above. Such shareholder's notice (whether given pursuant to this

Section 5(a)(ii) or Section 5(b)) to the Secretary shall be signed by the shareholder of record who intends to make the nomination or introduce the other business and by the beneficial owner or owners, if any, on whose behalf the shareholder is acting, shall bear the date of signature of such shareholder and any such beneficial owner and shall set forth: (I) the name and address of such shareholder (as they appear on the Corporation's books) and any such beneficial owner; (II) the Share Information (which Share Information required by this clause (II) shall be supplemented by such shareholder and any such beneficial owner not later than ten days after the Meeting Record Date to disclose such Share Information as of the Meeting Record Date); (III) a representation that such shareholder is a holder of record of shares of the Corporation entitled to vote under the Articles of Incorporation at such meeting with respect to such nomination or other business and intends to appear in person or by proxy at the meeting to make such nomination or introduce such other business; (IV) any other information relating to such shareholder and any such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; (V) in the case of any proposed nomination for election or re-election as a director, (1) the name and residence address of the person or persons to be nominated, (2) a description of all agreements, arrangements or understandings between such shareholder and any such beneficial owner and each nominee and any other Person or Persons (naming such Person or Persons) pursuant to which the nomination is to be made by such shareholder and any such beneficial owner, including without limitation any arrangement or understanding with any Person as to how such nominee, if elected as a director of the Corporation, will act or vote on any issue or question, (3) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such shareholder and any such beneficial owner and their respective Affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective Affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the shareholder making the nomination and any beneficial owner on whose behalf the nomination is made, or any Affiliate or associate thereof or Person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant, (4) such other information regarding each nominee proposed by such shareholder and any such beneficial owner as would be required to be disclosed in solicitations of proxies for contested elections of directors, or would be otherwise required to be disclosed, in each case pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, and (5) the written consent of each nominee to be named in a proxy statement and to serve as a director of the Corporation if so elected; (VI) in the case of any proposed removal of a director, (1) the names of the directors to be removed and (2) the reasons of such shareholder and any such beneficial owner for asserting that such directors should be removed; and (VII) in the case of any other business that such shareholder and any such beneficial owner propose to bring before the meeting, (1) a brief description of the business desired to be brought before the meeting and, if such business includes a proposal to amend these By-Laws, the language of the proposed amendment, (2) the reasons of such shareholder and any such beneficial owner for conducting such business at the meeting, (3) any material interest in such business of such shareholder and any such beneficial owner and (4) a description of all agreements, arrangements or understandings between such shareholder and any such beneficial owner and any other Person or Persons (naming such Person or Persons) in connection with the proposal of such business by such shareholder. In the case of any proposed nomination for election or re-election as a director, the Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such nominee.

For purposes of these By-Laws, the term "Share Information" shall mean (1) the class or series and number of shares of the Corporation that are owned, directly or indirectly, of record and/or beneficially by a shareholder, any beneficial owner on whose behalf the shareholder is acting and any of their respective Affiliates, (2) any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a "Derivative Instrument') directly or indirectly owned beneficially by such shareholder, any such beneficial owner and any of their respective Affiliates, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (3) any proxy, contract, arrangement, understanding, or relationship pursuant to which such shareholder has a right to vote any shares of any security of the Corporation, (4) any short interest in any security of the Corporation (for purposes of this By-Law a Person shall be deemed to have a short interest in a security if such Person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (5) any rights to dividends on the shares of the Corporation owned beneficially by such shareholder that are separated or separable from the underlying shares of the Corporation, (6) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such shareholder or beneficial owner is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (7) any performance-related fees (other than asset-based fee) that such shareholder, any such beneficial owner and any of their respective affiliates are entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such Person's immediate family sharing the same household.

(iii) Notwithstanding anything in the second sentence of the foregoing Section 5(a)(ii) to the contrary, if the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least forty-five days prior to the Anniversary Date, then a shareholder's notice required by this Section 5 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary at the principal offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings. Only such business shall be conducted at a Special Meeting as shall have been described in the Corporation's notice of meeting sent to shareholders pursuant to the foregoing Section 4. Nominations of persons for election to the Board of Directors may be made at a Special Meeting at which directors are to be elected pursuant to the Corporation's notice of meeting (i) by or at the direction of the Board of Directors or (ii) provided that the Board of Directors has determined that directors shall be elected at such Special Meeting, by any shareholder of the Corporation who (A) is a shareholder of record at the time of giving of notice provided for in this Section 5(b) and until and at the time of such Special Meeting, (B) is entitled to vote with respect to such nominations at the meeting under the Articles of Incorporation and (C) complies with the notice procedures set forth in this Section 5(b) as to such nomination. In the event the Board of Directors, the Chairman of the Board or the President calls a Special Meeting for the purpose of electing one or more directors to the Board of Directors, any shareholder permitted to nominate persons for election to the Board of Directors pursuant to clause (ii) of the preceding sentence who desires to nominate persons for election to such position(s) at such a Special Meeting as specified in the Corporation's notice of meeting shall cause a written notice described in Section 5(a)(ii) of this Article II (as if the nomination related to an Annual Meeting) to be received by the Secretary at the principal offices of the Corporation not earlier than ninety days prior to such Special Meeting and not later than the close of business on the later of (I) the 60th day prior to such Special Meeting and (II) the 10th day following the day on which public announcement is first made of the date of such Special Meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall any adjournment or postponement of a Special Meeting or the announcement thereof commence a new time period for the giving of a shareholder's notice as described above.

(c) General.

(i) Only persons who are nominated by the Board of Directors or in accordance with the procedures set forth in this Section 5 or Section 14 of this Article II shall be eligible to be elected as directors at an Annual Meeting or Special Meeting. Only such business shall be conducted at an Annual Meeting or a Special Meeting, other than a Demand Special Meeting, as shall have been brought before such meeting by the Board of Directors or in accordance with the procedures set forth in this Section 5. Only such business shall be conducted at a Demand Special Meeting as shall have been set forth in the statement of purpose of the demands received by the Corporation in accordance with Section 3 of this Article II or as shall have been brought before the Demand Special Meeting as determined by the Board of Directors. The chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 5 or Section 14 of this Article II and, if any proposed nomination or business is not in compliance with this Section 5 or Section 14 of this Article II, as the case may be, to declare that such defective proposal shall be disregarded.

(ii) For purposes of this Section 5, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission ("SEC") pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(iii) Notwithstanding the foregoing provisions of this Section 5, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 5. Nothing in this Section 5 shall be deemed to limit the Corporation's obligation to include shareholder proposals in its proxy statement if such inclusion is required by Rule 14a-8 under the Exchange Act.

Section 6. Fixing of Record Date.

(a) The Board of Directors may fix in advance a date not less than ten days and not more than seventy days prior to the date of an Annual Meeting or Special Meeting as the record date for the determination of shareholders entitled to notice of, or to vote at, such meeting (the "Meeting Record Date"). In the case of any Demand Special Meeting, (i) the Meeting Record Date shall be not later than the 30th day after the Delivery Date and (ii) if the Board of Directors fails to fix the Meeting Record Date within thirty days after the Delivery Date, then the close of business on such 30th day shall be the Meeting Record Date. The shareholders of record on the Meeting Record Date shall be the shareholders entitled to notice of and to vote at the Annual Meeting, Special Meeting or Demand Special Meeting. When a determination of shareholders entitled to notice of or to vote at the Annual Meeting, Special Meeting or Demand Special Meeting has been made as provided in this section, such determination shall be applied to any adjournment thereof unless the Board of Directors fixes a new Meeting Record Date and except as otherwise required by law. A new Meeting Record Date must be set if a meeting is adjourned to a date more than one hundred twenty days after the date fixed for the original meeting.

(b) The Board of Directors may also fix in advance a date as the record date for the purpose of determining shareholders entitled to take any other action or determining shareholders for any other purpose other than those set forth in Section 3(a) of this Article II and the foregoing Section 6(a). Such record date shall not be more than seventy days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the Board of Directors does not fix a record date for the determination of shareholders entitled to receive a share dividend or distribution (other than a distribution involving a purchase, redemption or other acquisition of the Corporation's shares), then the close of business on the date on which the resolution of the Board of Directors is adopted declaring the dividend or distribution shall be the record date.

(c) In order that the Corporation may determine the shareholders entitled to express consent to corporate action in writing without a meeting, the Board of Directors may fix a record date to determine the shareholders entitled to express consent to corporate action in writing without a meeting (the "Consent Record Date"). The Consent Record Date shall not precede the date upon which the resolution fixing the Consent Record Date is adopted by the Board of Directors, and such date shall not be more than ten days after the date upon which the resolution fixing the Consent Record Date is adopted by the Board of Directors. Any shareholder or shareholders of record who are seeking to have the shareholders express consent to corporate action in writing without a meeting shall, by sending written notice to the Secretary of the Corporation by hand or by certified registered mail, return receipt requested, request the Board of Directors to fix a Consent Record Date. The Board of Directors shall promptly, but in all events within ten days after the date on which such a valid request is received and verified, adopt a resolution fixing the Consent Record Date and shall make a public announcement of such Consent Record Date. If no Consent Record Date has been fixed by the Board of Directors within ten days after the date on which such a request is received and verified by the Secretary, then the Consent Record Date shall be the 10th day after the first date on which a valid written request to set a Consent Record Date is received and verified by the Secretary. To be valid, such written request shall comply with each of the following:

(i) Such written request shall be signed by one or more shareholders of record and by the beneficial owners or owners, if any, on whose behalf the shareholder or shareholders are acting, shall bear the date of signature of each such shareholder and any such beneficial owner and shall set forth: (A) the name and address, as they appear on this Corporation's books, of each such shareholder and any such beneficial owner who seeks to have the shareholders express consent to corporate action in writing without a meeting; (B) the Share Information; (C) a representation that each such shareholder is a holder of record of shares of the Corporation entitled to vote under the Articles of Incorporation at a meeting of shareholders with respect to each matter for which such shareholder is seeking to have shareholders express consent to corporate action in a writing without a meeting; (D) any other information relating to such shareholder and any such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; (E) the manner in which each such shareholder and any such beneficial owner intend to comply with Regulation 14A under the Exchange Act in seeking to have the shareholders express consent to corporate action in writing without a meeting; (F) in the case of any such shareholder and any such beneficial owner seeking to elect or re-elect a director by the shareholders expressing consent to corporate action in writing without a meeting, (1) the name and residence address of the person or persons each such shareholder and any such beneficial owner are seeking to elect or re-elect as a director, (2) a description of all agreements, arrangements or understandings between each such shareholder and any such beneficial owner and each person such shareholder and any such beneficial owner are seeking to elect or re-elect as a director and any other Person or Persons (naming such Person or Persons) pursuant to which such shareholder and any such beneficial owner are seeking to elect or re-elect such person as a director including without limitation any arrangement or understanding with any Person as to how such person, if elected or re-elected as a director of the Corporation, will act or vote on any issue or question, (3) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such shareholder and any such beneficial owner and their respective Affiliates and associates, or others acting in concert therewith, on the one hand, and each person such shareholder and any such beneficial owner are seeking to elect or re-elect as a director, and his or her respective Affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if such shareholder and any such beneficial owner, or any Affiliate or associate thereof or Person acting in concert therewith, were the "registrant" for purposes of such rule and the person such shareholder and any such beneficial owner are seeking to elect or re-elect as a director were a director or executive officer of such registrant, (4) such other information regarding each person such shareholder and any such beneficial owner are seeking to elect or re-elect as a director as would be required to be disclosed in solicitations of proxies for contested elections of directors, or would be otherwise required to be disclosed, in each case pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, and (5) the written consent of each such person to serve as a director of the Corporation if so elected; (G) in the case of any such shareholder and any such beneficial owner seeking to remove a director by the shareholders expressing consent to corporate action in writing without a meeting, (1) the names of the director(s) each such shareholder and any such beneficial owner are seeking to remove and (2) the reasons of each such shareholder and any such beneficial owner for asserting that such director(s) may be removed for cause; and (H) in the case of any such shareholder and any such beneficial owner seeking to authorize or take any other corporate action by the shareholders expressing consent to corporate action in writing without a meeting, (1) a brief description of the corporate action desired to be authorized or taken and, if such corporate action includes an amendment to these By-Laws, the language of the proposed amendment, (2) the reasons of each such shareholder and any such beneficial owner for authorizing or taking such corporate action, (3) any material interest in such corporate action of each such shareholder and any such beneficial owner and (4) a description of all agreements, arrangements or understandings between such shareholder and any such beneficial owner and any other Person or Persons (naming such Person or Persons) in connection with the corporate action desired to be authorized or taken by such shareholder. In the case of any such shareholder and any such beneficial owner seeking to elect or re-elect a director by the shareholders expressing consent to corporate action in writing without a meeting, the Corporation may require any person such shareholder and any such beneficial owner are seeking to elect or re-elect as a director to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such person to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such person.

(ii) Such written request shall be accompanied by a written agreement, which may require furnishing of a bond, signed by each Consent Soliciting Shareholder (as defined below) pursuant to which each Consent Soliciting Shareholder, jointly and severally, agrees to pay the Corporation's costs relating to such Consent Soliciting Shareholder seeking to have the shareholders express consent to corporate action in writing without a meeting, including the costs of preparing and mailing proxy materials for the Corporation's own solicitation, provided that if the Consent Soliciting Shareholder obtains the requisite number of shares subject to valid and unrevoked Consents (as defined in Section 11(b) of this Article II) to express the corporate action referred to therein in accordance with these By-Laws, then the Consent Soliciting Shareholders shall not be required to pay such costs. For purposes of these By-Laws, "Consent Soliciting Shareholder" shall mean each of the following Persons: (A) if the number of shareholders signing the Consent or Consents is ten or fewer, each Person signing any such Consents; or (B) if the number of shareholders signing the Consent or Consents is more than ten, each Person who either (1) was a Participant in any Solicitation of such consent or consents or (2) at the time of the delivery to the Corporation of the documents described in this Section 6(c) had engaged or intends to engage in any Solicitation of Consents and/or Proxies for expressing consent to corporate action in writing without a meeting (other than a Solicitation of Consents and/or Proxies on behalf of the Corporation).

A "Consent Soliciting Shareholder" shall also mean each Affiliate of a Consent Soliciting Shareholder described in clause (A) or (B) above who is a member of such Consent Soliciting Shareholder's "group" for purposes of Rule 13d-5(b) under the Exchange Act, and any other Affiliate of such a Consent Soliciting Shareholder, if a majority of the directors then in office determine, reasonably and in good faith, that such Affiliate should be required to sign the written notice described in the foregoing Section 6(c)(i) and/or the written agreements described in this Section 6(c)(ii) and the following Section 6(c)(iii) to prevent the purposes of this Section 6(c) and Section 11 of this Article II from being evaded.

(iii) Such written request shall be accompanied by a written agreement signed by each Consent Soliciting Shareholder pursuant to which each Consent Soliciting Shareholder agrees to deliver to any inspectors of election engaged by the Corporation pursuant to Section 11(d) of this Article II within two Business Days after receipt all Consents and revocations thereof received by such Consent Soliciting Shareholder or such Consent Soliciting Shareholder's proxy solicitor or other designated agent in connection with such Consent Soliciting Shareholder seeking to have the shareholders express written consent to corporate action without a meeting.

Section 7. List of Shareholders. It shall be the duty of the Secretary or other officer of the Corporation who shall have charge of the stock ledger to prepare and make, at least ten days before every meeting of the shareholders, a complete list of the shareholders entitled to vote thereat, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in his name. Such list shall be open to the examination of any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period beginning two Business Days after notice of the meeting is given for which the list was prepared and continuing to the date of the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held. The list shall be kept and produced at the time and place of the meeting during the whole time thereof and subject to the inspection of any shareholders who may be present. The original or duplicate ledger shall be the only evidence as to who are the shareholders entitled to examine such list or the books of the Corporation or to vote in person or by proxy at such meeting.

Section 8. Quorum; Postponement; Adjournments.

(a) Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Except as otherwise provided in the Articles of Incorporation, these By-Laws or in the Wisconsin Business Corporation Law, a majority of the votes entitled to be cast on a matter by the voting group shall constitute a quorum of that voting group for action on that matter. Once a share is represented for any purpose at a meeting, other than for the purpose of objecting to holding the meeting or transacting business at the meeting, it is considered present for purposes of determining whether a quorum exists for the remainder of the meeting and for any adjournment of the meeting unless a new Meeting Record Date is or must be set for the adjourned meeting.

(b) The Board of Directors acting by resolution may postpone and reschedule any previously scheduled meeting; provided, however, that a Demand Special Meeting shall not be postponed beyond the 100th day following the Delivery Date. Any meeting may be adjourned from time to time, whether or not there is a quorum, (i) at any time, upon a resolution by shareholders if the votes cast in favor of such resolution by the holders of shares of each voting group entitled to vote on any matter theretofore properly brought before the meeting exceed the number of votes cast against such resolution by the holders of shares of each such voting group or (ii) at any time prior to the transaction of any business at such meeting, by the President, the Chairman of the Board or pursuant to a resolution of the Board of Directors; provided, however, that a Demand Special Meeting adjourned pursuant to clause (ii) must be reconvened on or before the 100th day following the Delivery Date. No notice of the time and place of adjourned meetings need be given except as required by the Wisconsin Business Corporation Law. At any adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

Section 9. Voting. Every shareholder of record who is entitled to vote shall at every meeting of the shareholders be entitled to one vote for each share of stock held by him on the record date; except, however, that shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held by the Corporation, shall neither be entitled to vote nor counted for quorum purposes. Nothing in this Section shall be construed as limiting the right of the Corporation to vote its own stock held by it in a fiduciary capacity. If a quorum exists, then action on a matter, other than the election of directors, by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation, these By-Laws or the Wisconsin Business Corporation Law requires a greater number of affirmative votes. Each director shall be elected as provided in Section 2 of Article III. Unless demanded by a shareholder of the Corporation present in person or by proxy at any meeting of the shareholders and entitled to vote thereat or so directed by the chairman of the meeting or required by law, the vote thereat on any question need not be by written ballot. On a vote by written ballot, each ballot shall be signed by the shareholder voting, or in his name by his proxy, if there be such proxy, and shall state the number of shares voted by him and the number of votes to which each share is entitled.

Section 10. Proxies. At any meeting, a shareholder entitled to vote may vote in person or by proxy. A shareholder entitled to vote at any meeting, or to express consent or dissent in writing to any corporate action without a meeting, may authorize another Person to act for the shareholder by appointing the Person as a proxy. The means by which a shareholder or the shareholder's authorized officer, director, employee, agent or attorney-in-fact may authorize another Person to act for the shareholder by appointing the Person as proxy include:

(a) Appointment of a proxy in writing by signing or causing the shareholder's signature to be affixed to an appointment form by any reasonable means, including, without limitation, by facsimile signature.

(b) Appointment of a proxy by transmitting or authorizing the transmission of an electronic transmission of the appointment to the Person who will be appointed as proxy or to a proxy solicitation firm, proxy support service organization or like agent authorized to receive the transmission by the Person who will be appointed as proxy. Every electronic transmission shall contain, or be accompanied by, information that can be used to reasonably determine that the shareholder transmitted or authorized the transmission of the electronic transmission. Any Person charged with determining whether a shareholder transmitted or authorized the transmission of the electronic transmission shall specify the information upon which the determination is made.

An appointment of a proxy is effective when a signed appointment form or an electronic transmission of the appointment is received by the inspector of election or the officer or agent of the Corporation authorized to tabulate votes. Unless the appointment form or electronic transmission states that the proxy is irrevocable and the appointment is coupled with an interest, a proxy may be revoked at any time before it is voted, either by written notice filed with the Secretary or the secretary of the meeting or by oral notice given by the shareholder to the presiding officer during the meeting. The presence of a shareholder who has made an effective proxy appointment shall not of itself constitute a revocation. A proxy appointment is valid for eleven months unless a different period is expressly provided in the appointment. The Board of Directors, the Chairman of the Board and the President each shall have the power and authority to make rules as to the validity and sufficiency of proxies.

Section 11. Action without a Meeting.

(a) Any action required to be taken at any Annual Meeting or Special Meeting or any action which may be taken at any Annual Meeting or Special Meeting may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those shareholders who have not consented in writing.

(b) To be valid, each expression of consent to corporate action in writing (a "Consent") shall be in writing; shall set forth the specific corporate action to be taken (which corporate action or actions shall be limited to the action or actions set forth in the written request to set a Consent Record Date received by the Corporation pursuant to Section 6(c) of this Article II); shall be signed by one or more Persons who as of the Consent Record Date are shareholders of record (or their duly authorized proxies); shall bear the date of signature of each such shareholder (or their duly authorized proxies); shall set forth the name and address, as they appear in the Corporation's books, of each shareholder signing such Consent and the class and number of shares of the Corporation that are owned of record by each such shareholder; in the case of a Person who is not a shareholder of record, shall be accompanied by a proxy or proxies evidencing each such Person's appointment as a proxy for the applicable shareholder of record; and shall be sent to the inspectors of elections engaged by the Corporation pursuant to the following Section 11(d) in accordance with the provisions of the following Section 11(e). Without limiting the foregoing, no Consent shall be valid unless, within seventy days after the applicable Consent Record Date fixed pursuant to Section 6(c) of this Article II, Consents representing the requisite number of shares subject to valid and unrevoked Consents to express such corporate action are delivered to the Corporation pursuant to this Section 11; provided, however, that if the Corporation or a Consent Soliciting Shareholder (whichever is soliciting Consents) has requested a Preliminary Consent Report that is pending on such 70th day pursuant to the following Section 11(f), then such Consents shall be valid if Consents representing the requisite number of shares subject to valid and unrevoked Consents to express such corporate action are delivered to the Corporation pursuant to this Section 11 at such time as such inspectors issue the Final Consent Report relating to the pending Preliminary Consent Report pursuant to the following Section 11(g) or Section 11(h). The Board of Directors, the Chairman of the Board or the

President shall have the power and authority to make rules that are not inconsistent with the Wisconsin Business Corporation Law as to the validity of Consents and revocations thereof.

(c) Consents may be revoked at any time prior to the earlier of (i) such time as the inspectors of elections issue a Final Consent Report pursuant to the following Section 11(g) or Section 11(h) or (ii) seventy days after the applicable Consent Record Date fixed pursuant to Section 6(c) of this Article II by written notice delivered to (A) the Secretary, (B) any Consent Soliciting Shareholder, (C) to a proxy solicitor or other agent designated by the Corporation or any Consent Soliciting Shareholder and/or (D) the inspectors of elections engaged by the Corporation pursuant to the following Section 11(d).

(d) Within three Business Days after a Consent Record Date fixed pursuant to Section 6(c) of this Article II, the Corporation shall (i) engage regionally or nationally recognized independent inspectors of elections to act as agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of Consents and revocations thereof and (ii) provide notice to each Consent Soliciting Shareholder of the identity of such inspectors and the manner in which such Consent Soliciting Shareholder may deliver Consents and revocations thereof to such inspectors pursuant to the following Section 11(e). Except as provided in Section 6(c)(ii) of this Article II, the cost of retaining inspectors of election shall be borne by the Corporation.

(e) The Corporation, the Consent Soliciting Shareholders and their respective proxy solicitors or other designated agents shall deliver Consents and revocations thereof to the inspectors within two Business Days after receipt. As soon as the inspectors receive Consents and/or revocations thereof, the inspectors shall review the Consents and revocations thereof and shall maintain a count of the number of shares subject to valid and unrevoked Consents. The inspectors shall keep such count confidential and shall not reveal the count to any Person; provided, however, that, as soon as practicable after a written request therefor by the Corporation or a Consent Soliciting Shareholder, the inspectors shall issue a report (a "Consent Report") to the Corporation and the Consent Soliciting Shareholders stating: (i) the number of shares subject to valid Consents; (ii) the number of shares subject to valid revocations of Consents; (iii) the number of shares subject to valid and unrevoked Consents; (iv) the number of shares subject to invalid Consents; (v) the number of shares subject to invalid revocations of Consents; (vi) whether, based on their count, the requisite number of shares subject to valid and unrevoked Consents has been obtained to express the corporate action specified in the Consents; and (vii) the latest date the inspectors received Consents and revocations thereof that the inspectors reflected in such report (the "Report Date").

(f) As soon as practicable after a written request therefor by the Corporation or a Consent Soliciting Shareholder (whichever is soliciting Consents), notice of which request shall be given to the Corporation and any parties opposing the solicitation of Consents, if any, which request shall state that the Corporation or the Consent Soliciting Shareholders, as the case may be, have a good faith belief that the requisite number of shares subject to valid and unrevoked Consents to express the corporate action specified in the Consents has been received in accordance with the Articles of Incorporation and these By-Laws, the inspectors shall issue and deliver to the Corporation and the Consent Soliciting Shareholders a preliminary Consent Report (the "Preliminary Consent Report"); provided, however, that neither the Corporation nor the Consent Soliciting Shareholders may request a Preliminary Consent Report after the 70th day after the applicable Consent Record Date fixed pursuant to Section 6(c) of this Article II. Unless the Corporation and the Consent Soliciting Shareholders shall agree to a shorter or longer period, the Corporation and the Consent Soliciting Shareholders shall have two Business Days after receipt of the Preliminary Consent Report to review the Consents and revocations thereof and to advise the inspectors and the opposing parties in writing as to whether they intend to challenge the Preliminary Consent Report.

(g) If no written notice of an intention to challenge a Preliminary Consent Report is received within two Business Days after receipt of the Preliminary Consent Report by the Corporation and the Consent Soliciting Shareholders and either (i) the date that is two Business Days after such receipt of such Preliminary Consent Report (the "Cut-Off Date") is more than seventy days after the applicable Consent Record Date fixed pursuant to Section 6(c) of this Article II or (ii) the Cut-Off Date is not more than seventy days after the applicable Consent Record Date fixed pursuant to Section 6(c) of this Article II and the requisite number of shares subject to valid and unrevoked Consents to express the corporate action specified in the Consents was obtained, then the inspectors shall as promptly as practicable issue to the Corporation and the Consent Soliciting Shareholders their final Consent Report (a "Final Consent Report"), which shall contain the information included in the Preliminary Consent Report, plus all changes in the vote totals as a result of Consents and revocations thereof received after the Preliminary Consent Report Report Date to the time of issuance of the Final Consent Report, if such Consents and revocations thereof are received within seventy days after the applicable Consent Record Date fixed pursuant to Section 6(c) of this Article II, and a certification as to whether the requisite number of shares subject to valid and unrevoked Consents to express the corporate action specified in the Consents was obtained. If the Cut-Off Date is not more than seventy days after the applicable Consent Record Date fixed pursuant to Section 6(c) of this Article II and the requisite number or shares subject to valid and unrevoked Consents to express the corporate action specified in the Consents was not obtained, then the inspectors shall as promptly as practicable issue a Consent Report to the Corporation and the Consent Soliciting Shareholders and a certification that the requisite number of shares subject to valid and unrevoked Consents to express the corporate action specified in the Consents was not obtained, and the Corporation or the Consent Soliciting Shareholders (whichever is soliciting Consents) shall have the right to request again a Preliminary Consent Report in accordance with the provisions of the foregoing Section 11(f).

(h) If the Corporation or the Consent Soliciting Shareholders issue written notice to the inspectors and the Corporation or the Consent Soliciting Shareholders, as the case may be, of an intention to challenge a Preliminary Consent Report within two Business Days after receipt of the Preliminary Consent Report by the Corporation and the Consent Soliciting Shareholders, then a challenge session shall be scheduled by the inspectors as promptly as practicable, at which the Corporation and the Consent Soliciting Shareholders shall have the right to object to the validity of Consents and revocations thereof. A transcript of the challenge session shall be recorded by a certified court reporter. Following completion of the challenge session, if either (i) the date on which the challenge session is completed (the "Completion Date") is more than seventy days after the applicable Consent Record Date fixed pursuant to Section 6(c) of this Article II or (ii) the Completion Date is not more than seventy days after the applicable Consent Record Date fixed pursuant to Section 6(c) of this Article II and the requisite number of shares subject to valid and unrevoked Consents to express the corporate action specified in the Consents was obtained, then the inspectors shall as promptly as practicable issue to the Corporation and the Consent Soliciting Shareholders a Final Consent Report, which shall contain the information included in the Preliminary Consent Report, plus all changes in the vote totals as a result of the challenge and, if such Consents and revocations thereof are received within seventy days after the applicable Consent Record Date fixed pursuant to Section 6(c) of this Article II, Consents and revocations thereof received after the Preliminary Consent Report Report Date to the time of issuance of the Final Report, and a certification as to whether the requisite number of shares subject to valid and unrevoked Consents to express the corporate action specified in the Consents was obtained. If the Completion Date is not more than seventy days after the applicable Consent Record Date fixed pursuant to Section 6(c) of this Article II and the requisite number of shares subject to valid and unrevoked Consents to express the corporate action specified in the Consents was not obtained, then the inspectors shall as promptly as practicable issue a Consent Report to the Corporation and the Consent Soliciting Shareholders and a certification that the requisite number of shares subject to valid and unrevoked Consents to express the corporate action specified in the Consents was not obtained, and the Corporation or the Consent Soliciting Shareholders (whichever is soliciting Consents) shall have the right to request again a Preliminary Consent Report in accordance with the provisions of the foregoing Section 11(f).

(j) Simultaneously with the delivery of any Final Consent Report to the Corporation pursuant to the foregoing Section 11(g) or Section 11(4), the inspectors shall deliver all valid and unrevoked Consents to the Corporation, which shall constitute delivery of such Consents to the Corporation for purposes of Section 180.0704 of the Wisconsin Business Corporation Law and the Articles of Incorporation. A copy of any Final Consent Report shall be included in the book in which the proceedings of meetings of shareholders are recorded.

(k) As to any Consent, if, prior to the issuance of a Final Consent Report and delivery of Consents to the Corporation, all Consent Soliciting Shareholders notify the Corporation and the inspectors in writing that such Consent Soliciting Shareholders no longer desire to express consent to the corporate actions specified in the Consents, then the Consents shall be deemed abandoned, and the inspectors shall not issue a Final Consent Report or deliver such Consents to the Corporation.

Section 12. Acceptance of Instruments Showing Shareholder Action. If the name signed on a vote, consent, waiver or proxy appointment corresponds to the name of a shareholder, the Corporation, acting in good faith, may accept the vote, consent, waiver or proxy appointment and give it effect as the act of a shareholder. If the name signed on a vote, consent, waiver or proxy appointment does not correspond to the name of a shareholder, the Corporation, acting in good faith, may accept the vote, consent, waiver or proxy appointment and give it effect as the act of the shareholder if any of the following apply:

(a) The shareholder is an entity and the name signed purports to be that of an officer or agent of the entity.

(b) The name purports to be that of a personal representative, administrator, executor, guardian or conservator representing the shareholder and, if the Corporation requests, evidence of fiduciary status acceptable to the Corporation is presented with respect to the vote, consent, waiver or proxy appointment.

(c) The name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder and, if the Corporation requests, evidence of this status acceptable to the Corporation is presented with respect to the vote, consent, waiver or proxy appointment.

(d) The name signed purports to be that of a pledgee, beneficial owner, or attorney-in-fact of the shareholder and, if the Corporation requests, evidence acceptable to the Corporation of the signatory's authority to sign for the shareholder is presented with respect to the vote, consent, waiver or proxy appointment.

(e) Two or more persons are the shareholders as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-owners and the person signing appears to be acting on behalf of all co-owners.

The Corporation may reject a vote, consent, waiver or proxy appointment if the Secretary or other officer or agent of the Corporation who is authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

Section 13. Conduct of Meetings. The Chairman of the Board or, in his or her absence, the President or, in the President's absence, a Vice President designated by the Board of Directors, shall call any Annual Meeting, Special Meeting or Demand Special Meeting to order and shall act as chairman of the meeting, and the Secretary shall act as secretary of all meetings of the shareholders, but, in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting. The Board of Directors may, to the extent not prohibited by law, adopt by resolution such rules and regulations for the conduct of a meeting as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations or procedures and to do such acts as, in the judgment of the chairman of the meeting, are appropriate for the proper conduct of a meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may to the extent not prohibited by law include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to shareholders of record of the Corporation, their duly authorized and constituted proxies (which shall be reasonable in number) or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; (e) limitations on the time allotted to questions or comments by participants; (f) rules and procedures regarding the execution of election ballots before or after the time fixed for the commencement of the meeting; (g) the appointment of an inspector of election or an officer or agent of the Corporation authorized to tabulate votes; and (h) rules and procedures to facilitate the conduct of, and participation in, the meeting by electronic means.

Section 14. Shareholder Nominations Included in the Corporation's Proxy Materials.

(a) Inclusion of Nominee in Proxy Statement. Subject to the provisions of this Section 14, if expressly requested in the relevant Nomination Notice (as defined below), the Corporation shall include in its proxy statement for any Annual Meeting:

(i) the name of any person nominated for election (the "Nominee") to the Board of Directors, which shall also be included on the Corporation's form of proxy and ballot for the relevant Annual Meeting, by any Eligible Holder (as defined below) or group of up to 20 Eligible Holders that has (individually and collectively, in the case of a group) satisfied, as determined by the Board of Directors or its designee, acting in good faith, all applicable conditions and complied with all applicable procedures set forth in this Section 14 (such Eligible Holder or group of Eligible Holders being a "Nominating Shareholder");

(ii) disclosure about the Nominee and the Nominating Shareholder required under SEC rules or any other applicable law, rule or regulation to be included in the proxy statement; and

(iii) any statement included by the Nominating Shareholder in the Nomination Notice for inclusion in the proxy statement in support of the Nominee's election to the Board of Directors (subject, without limitation, to Section 14(e)(ii)), if such statement does not exceed 500 words.

Notwithstanding anything herein to the contrary, the Corporation may solicit shareholders against any Nominee and include in its proxy statement for any Annual Meeting any other information that the Corporation or the Board of Directors determines, in their discretion, to include in the proxy statement relating to the nomination of the Nominee, including without limitation any statement in opposition to the nomination and any of the information provided pursuant to this Section 14.

(b) Maximum Number of Nominees.

(i) The Corporation shall not be required to include in the proxy statement for an Annual Meeting more Nominees than that number of directors constituting 20% of the total number of directors of the Corporation on the last day on which a Nomination Notice may be submitted pursuant to Section 14(d) (the "Final Nomination Date"), rounded down to the nearest whole number, but not less than two (the "Maximum Number"). The Maximum Number for a particular Annual Meeting shall be reduced by (A) Nominees nominated by a Nominating Shareholder for that Annual Meeting whose nomination is subsequently withdrawn after the Nominating Shareholder is notified by the Corporation that the Nominees will be included in the Corporation's proxy statement and proxy card for the Annual Meeting, (B) Nominees nominated by a Nominating Shareholder for such Annual Meeting pursuant to this Section 14 that the Board of Directors itself decides to nominate for election at such Annual Meeting and (C) the number of directors in office as of the Final Nomination Date who had been Nominees nominated by a Nominating Shareholder with respect to any of the preceding two Annual Meetings (including any Nominee who had been counted at any such Annual Meeting pursuant to the immediately preceding clause (B)) and whose reelection at the upcoming Annual Meeting is being recommended by the Board of Directors. If one or more vacancies for any reason occurs on the Board of Directors after the Final Nomination Date but before the date of the Annual Meeting and the Board of Directors resolves to reduce the size of the Board of Directors in connection with the occurrence of the vacancy or vacancies, then the Maximum Number shall be calculated based on the number of directors in office as so reduced.

(ii) Any Nominating Holder submitting more than one Nominee pursuant to this Section 14 for an Annual Meeting shall rank such Nominees based on the order in which the Nominating Holder desires such Nominees to be selected for inclusion in the Corporation's proxy statement for such Annual Meeting if the number of Nominees pursuant to this Section 14 exceeds the Maximum Number. If the number of Nominees pursuant to this Section 14 for any Annual Meeting exceeds the Maximum Number, then the highest ranking Nominee who meets the requirements of this Section 14 from each Nominating Holder will be selected for inclusion in the Corporation's proxy statement until the Maximum Number is reached, going in order of the amount (largest to smallest) of the shares of common stock of the Corporation disclosed as owned in each Nominating Shareholder's Nomination Notice.

(iii) If, after the Final Nomination Date, (A) the Corporation is notified, or the Board of Directors or its designee, acting in good faith, determines that (1) a Nominating Shareholder has failed to satisfy or to continue to satisfy the eligibility requirements described in Section 14(c), (2) any of the representations and warranties made in the Nomination Notice cease to be true and accurate in all material respects (or omit a material fact necessary to make the statements therein not misleading) or (3) any material violation or breach occurs of the obligations, agreements, representations or warranties of the Nominating Shareholder or the Nominee under this Section 14, (B) a Nominating Shareholder or any qualified representative thereof does not appear at the Annual Meeting to present any nomination submitted pursuant to this Section 14, or the

Nominating Shareholder withdraws its nomination, or (C) a Nominee becomes ineligible for inclusion in the Corporation's proxy statement pursuant to this Section 14 or dies, becomes disabled or is otherwise disqualified from being nominated for election or serving as a director of the Corporation or is unwilling or unable to serve as a director of the Corporation, in each case as determined by the Board of Directors or its designee, acting in good faith, whether before or after the Corporation's definitive proxy statement for such Annual Meeting is made available to shareholders, then the nomination of the Nominating Shareholder or such Nominee, as the case may be, shall be disregarded and no vote on such Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), the Nominating Shareholder may not cure in any way any defect preventing the nomination of the Nominee, and the Corporation (1) may omit from its proxy statement and any ballot or form of proxy the disregarded Nominee and any information concerning such Nominee (including a Nominating Shareholder's statement in support) or any successor or replacement nominee proposed by the Nominating Shareholder or by any other Nominating Shareholder and (2) may otherwise communicate to its shareholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that the Nominee will not be included as a Nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the Annual Meeting.

(c) Eligibility of Nominating Shareholder.

(i) An "Eligible Holder" is a person who has either (A) been a record holder of the shares of the Corporation's common stock used to satisfy the eligibility requirements in this Section 14(c) continuously for the three-year period specified in Section 14(c)(ii) or (B) provides to the Secretary of the Corporation, within the time period referred to in Section 14(d), evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form and in substance that the Board of Directors or its designee, acting in good faith, determines would be deemed acceptable for purposes of a shareholder proposal under Rule 14a-8(b)(2) under the Exchange Act (or any successor rule).

(ii) An Eligible Holder or group of up to 20 Eligible Holders may submit a nomination in accordance with this Section 14 only if the person or group (in the aggregate) has continuously owned at least the Minimum Number (as defined below) of shares of the Corporation's common stock throughout the three-year period preceding and including the date of submission of the Nomination Notice and continues to own at least the Minimum Number through the date of the Annual Meeting. A group of funds under common management and investment control shall be treated as one Eligible Holder for purposes of such limitation if such Eligible Holder shall provide together with the Nomination Notice documentation reasonably satisfactory to the Corporation that demonstrates that the funds are under common management and investment control. For the avoidance of doubt, in the event of a nomination by a group of Eligible Holders, any and all requirements and obligations applicable to an individual Eligible Holder that are set forth in this Section 14, including the minimum holding period, shall apply to each member of such group; provided, however, that the Minimum Number shall apply to the ownership of the group in the aggregate, and a breach of any obligation, agreement, representation or warranty under this Section 14 by any member of a group shall be deemed a breach by the Nominating Shareholder. If any shareholder withdraws from a group of Eligible Holders at any time prior to the Annual Meeting, then the group of Eligible Shareholders shall only be deemed to own the shares held by the remaining members of the group and if, as a result of such withdrawal, the Nominating Shareholder no longer owns the Minimum Number of shares of the Corporation's common stock, then the nomination shall be disregarded as provided in Section 14(b)(iii).

(iii) The "Minimum Number" of shares of the Corporation's common stock means 3% of the number of outstanding shares of the Corporation's common stock as of the most recent date for which such amount is given in any filing by the Corporation with the SEC prior to the submission of the Nomination Notice.

(iv) For purposes of this Section 14, an Eligible Holder "owns" only those outstanding shares of common stock of the Corporation as to which the Eligible Holder possesses both:

(A) the full voting and investment rights pertaining to such shares; and

(B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares;

provided that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares (1) sold by such Eligible Holder or any of its affiliates in any transaction that has not been settled or closed, (2) borrowed by such Eligible Holder or any of its affiliates for any purpose or purchased by such Eligible Holder or any of its affiliates pursuant to an agreement to resell or (3) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar instrument or agreement entered into by such Eligible Holder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of common stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, such Eligible Holder's or any of its affiliates' full right to vote or direct the voting of any such shares and/or (y) hedging, offsetting, or altering to any degree gain or loss arising from maintaining the full economic ownership of such shares by such Eligible Holder or any of its affiliates. An Eligible Holder "owns" shares held in the name of a nominee or other intermediary so long as the Eligible Holder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. An Eligible Holder's ownership of shares shall be deemed to continue during any period in which the Eligible Holder has delegated any voting power by means of a proxy, power of attorney or other similar instrument or arrangement that is revocable at any time by the Eligible Holder. An Eligible Holder's ownership of shares shall be deemed to continue during any period in which the Eligible Holder has loaned such shares provided that the Eligible Holder has the power to recall such loaned shares on five business days' notice, recalls such loaned shares upon being notified by the Corporation that any of the Eligible

Holder's Nominees will be included in the Corporation's proxy statement and proxy card for the Annual Meeting (subject to the provisions of this Section 14) and holds such shares through the date of the Annual Meeting. The terms "owned," "owning," "ownership" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the Corporation are "owned" for these purposes shall be determined by the Board. For purposes of this Section 14, the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the General Rules and Regulations under the Exchange Act.

(v) No person shall be permitted to be in more than one group constituting a Nominating Shareholder, and if any person appears as a member of more than one group, then it shall be deemed to be a member of the group that has the largest amount of shares of common stock of the Corporation disclosed as owned in the Nomination Notice.

(d) Nomination Notice. To nominate a Nominee for purposes of this Section 14, the Nominating Shareholder must have given timely notice thereof in writing to the Secretary. To be timely, a Nominating Shareholder's notice shall be received by the Secretary at the principal offices of the Corporation not less than 120 days nor more than 150 days prior to the first annual anniversary of the date set forth in the Corporation's proxy statement for the immediately preceding Annual Meeting as the date on which the Corporation first made available to its shareholders definitive proxy materials for the immediately preceding Annual Meeting; provided, however, that if the date for which the Annual Meeting is called is more than 30 days before or more than 30 days after the first annual anniversary of the immediately preceding Annual Meeting, then notice by the Nominating Shareholder to be timely must be received by the Secretary by the later of the close of business on the date that is 180 days prior to the date of such Annual Meeting or the tenth day following the day on which public announcement of such Annual Meeting is first made. In no event shall any adjournment or postponement of any Annual Meeting or the announcement thereof commence a new time period for the giving of a Nomination Notice. To be in proper form, a Nominating Shareholder's notice to the Secretary for purposes of this Section 14 shall include all of the following information and documents (collectively, the "Nomination Notice"):

(i) A Schedule 14N (or any successor form) relating to the Nominee, completed and filed with the SEC by the Nominating Shareholder as applicable, in accordance with SEC rules;

(ii) A written notice of the nomination of such Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Shareholder (including each group member):

(A) the information and representations that would be required to be set forth in a shareholder's notice of a nomination for the election of directors pursuant to Section 5(a)(ii) of this Article II;

(B) the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N;

(C) a representation and warranty that the shares of common stock of the Corporation owned by the Nominating Shareholder were acquired in the ordinary course of business and not with the intent or objective to influence or change control of the Corporation and are not being held with the purpose or effect of changing control of the Corporation or to gain a number of seats on the Board of Directors that exceeds the maximum number of nominees that shareholders may nominate pursuant to this Section 14;

(D) a representation and warranty that the Nominating Shareholder satisfies the eligibility requirements set forth in Section 14(c) and has provided evidence of ownership to the extent required by Section 14(c)(i);

(E) a representation and warranty that the Nominating Shareholder will continue to satisfy the eligibility requirements described in Section 14(c) through the date of the Annual Meeting;

(F) a representation and warranty that the Nominating Shareholder has not nominated and will not nominate for election to the Board of Directors at the Annual Meeting any person other than the Nominees it is nominating pursuant to this Section 14;

(G) a representation and warranty as to the Nominating Shareholder's intentions with respect to continuing to own the Minimum Number of shares of common stock of the Corporation for at least one year following the Annual Meeting;

(H) a representation and warranty that the Nominating Shareholder will not engage in, and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act (without reference to the exception in Rule 14a-1(l)(2)(iv)) (or any successor rules) with respect to the Annual Meeting, other than with respect to its Nominees or any nominees of the Board of Directors;

(I) a representation and warranty that the Nominating Shareholder will not use any proxy card other than the Corporation's proxy card in soliciting shareholders in connection with the election of a Nominee at the Annual Meeting;

(J) a representation and warranty that the Nominee's nomination for election to the Board of Directors or, if elected, Board membership would not violate applicable state or federal law or the rules of any stock exchange on which the Corporation's securities are traded;

(K) a representation and warranty that the Nominee (1) qualifies as independent under the rules of any stock exchange on which the Corporation's securities are traded, (2) meets the audit committee and compensation committee independence requirements under the rules of any stock exchange on which the Corporation's securities are traded, (3) is a "non-employee director" for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule), (4) is an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision), (5) meets the director qualifications set forth in Section 4 of Article III, and (6) is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933 or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of the Nominee;

(L) details of any position of the Nominee as an employee, consultant, agent or director of any Competitor of the Corporation within the three years preceding the submission of the Nomination Notice;

(1) "Competitor" means an individual, business or any other entity or enterprise engaged or having publicly announced its intent to engage in the sale or marketing of any Competing Product or Service.

(2) "Competing Product or Service" means any product or service that is sold in competition with, or is being developed and that will compete with, a product or service developed, manufactured, or sold by the Corporation.

(M) if desired, a statement for inclusion in the proxy statement in support of the Nominee's election to the Board of Directors, provided that such statement shall not exceed 500 words and shall fully comply with Section 14 of the Exchange Act and the rules and regulations thereunder, including Rule 14a-9; and

(N) in the case of a nomination by a group, the designation by all group members of one group member for purposes of receiving communications, notices and inquiries from the Corporation and that is authorized to act on behalf of all group members with respect to matters relating to the nomination, including withdrawal of the nomination.

(iii) An executed agreement, in a form deemed satisfactory by the Board of Directors or its designee, acting in good faith, pursuant to which the Nominating Shareholder (including each group member) agrees:

(A) to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election;

(B) to file any written solicitation or other written communication with the Corporation's shareholders relating to one or more of the Corporation's directors or director nominees or any Nominee with the SEC, regardless of whether any such filing is required under rule or regulation or whether any exemption from filing is available for such materials under any rule or regulation;

(C) to assume all liability (jointly and severally by all group members in the case of a nomination by a group) stemming from any action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Shareholder, its affiliates and associates or their respective agents and representatives with the Corporation, its shareholders or any other person in connection with the nomination or election of directors, including without limitation the Nomination Notice, or out of the facts, statements or other information that the Nominating Shareholder or its Nominees provided to the Corporation in connection with the inclusion of such Nominees in the Corporation's proxy statement;

(D) to indemnify and hold harmless (jointly with all other group members, in the case of a group member) the Corporation and each of its directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorneys' fees) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of or relating to any nomination submitted by the Nominating Shareholder pursuant to this Section 14 or a failure or alleged failure of the Nominating Shareholder to comply with, or any breach or alleged breach of, its obligations, agreements or representations under this Section 14; and

(E) in the event that any information included in the Nomination Notice, or any other communication by the Nominating Shareholder (including with respect to any group member) with the Corporation, its shareholders or any other person in connection with the nomination or election ceases to be true and accurate in all material respects or omits a material fact necessary to make the statements made not misleading or that the Nominating Shareholder (including any group member) has failed to continue to satisfy the eligibility requirements described in Section 14(c), to promptly (and in any event within 48 hours of discovering such misstatement, omission or failure) notify the Corporation and any other recipient of such communication of the misstatement or omission in such previously provided information and of the information that is required to correct the misstatement or omission and/or notify the Corporation of the failure to continue to satisfy the eligibility requirements described in Section 14(c), as the case may be.

(iv) An executed agreement, in a form deemed satisfactory by the Board of Directors or its designee, acting in good faith, by the Nominee:

(A) to make such other acknowledgments, enter into such agreements and provide such other information as the Board of Directors requires of all directors, including promptly completing the Corporation's director questionnaire;

(B) that the Nominee has read and agrees, if elected as a director of the Corporation, to sign and adhere to the Corporation's corporate governance guidelines and codes of ethics and any other Corporation policies and guidelines applicable to directors; and

(C) that the Nominee is not and will not become a party to (1) any compensatory, payment, reimbursement, indemnification or other financial agreement, arrangement or understanding with any person or entity in connection with service or action as a director of the Corporation that has not been disclosed to the Corporation, (2) any agreement, arrangement or understanding with any person or entity as to how the Nominee would vote or act on any issue or question as a director (a "Voting Commitment") that has not been disclosed to the Corporation or (3) any Voting Commitment that could limit or interfere with the Nominee's ability to comply, if elected as a director of the Corporation, with his or her fiduciary duties under applicable law.

The information and documents required by this Section 14(d) shall be (i) provided with respect to and executed by each group member in the case of information applicable to group members and (ii) provided with respect to the persons specified in Instruction 1 to Items 6(c) and (d) of Schedule 14N (or any successor item) in the case of a Nominating Shareholder or group member that is an entity. The Nomination Notice shall be deemed submitted on the date on which all the information and documents referred to in this Section14(d) (other than such information and documents contemplated to be provided after the date the Nomination Notice is provided) have been delivered to or, if sent by mail, received by the Secretary of the Corporation.

(e) Exceptions.

(i) Notwithstanding anything to the contrary contained in this Section 14, the Corporation may omit from its proxy statement and any ballot or form of proxy any Nominee and any information concerning such Nominee (including a Nominating Shareholder's statement in support), and no vote on such Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the corporation), and the Nominating Shareholder may not, after the Final Nomination Date, cure in any way any defect preventing the nomination of the Nominee, if:

(A) the Corporation receives a notice pursuant to Section 5(a) that a shareholder intends to nominate a person for election to the Board of Directors at the Annual Meeting;

(B) the Board of Directors or its designee, acting in good faith, determines that such Nominee's nomination or election to the Board of Directors would result in the corporation violating or failing to be in compliance with these By-Laws, the Corporation's Articles of Incorporation or any applicable law, rule or regulation to which the Corporation is subject, including any rules or regulations of any stock exchange on which the corporation's securities are traded;

(C) the Nominee was nominated for election to the Board of Directors pursuant to this Section 14 at one of the Corporation's two preceding Annual Meetings and either (i) withdrew or became ineligible or unavailable for election at any such Annual Meeting or (ii) received a vote of less than 25% of the shares of common stock of the Corporation entitled to vote for such Nominee; or

(D) the Nominee has been, within the past three years, an officer or director of a competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended.

(ii) Notwithstanding anything to the contrary contained in this Section 14, the Corporation may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the statement in support of the Nominee included in the Nomination Notice, if the Board of Directors or its designee, acting in good faith, determines that:

(A) such information is not true in all material respects or omits a material statement necessary to make the statements made not misleading;

(B) such information directly or indirectly impugns character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to, any person; or

(C) the inclusion of such information in the proxy statement would otherwise violate SEC rules or any other applicable law, rule or regulation.

ARTICLE III

BOARD OF DIRECTORS

Section 1. Powers. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors.

Section 2. Election and Term.

(a) The Board of Directors shall be elected for terms as set forth in the Articles of Incorporation of the Corporation. Acceptance of the office of Director may be expressed orally or in writing, and attendance at a meeting shall constitute such acceptance.

(b) Except as provided in this Section 2, each Director shall be elected by the majority of the votes cast with respect to that Director's election at any meeting of shareholders for the election of Directors at which a quorum is present and the election is not a Contested Election. For purposes of this Section 2, a majority of votes cast shall mean that the number of votes cast "for" a Director's election exceeds the number of votes cast "withheld" with respect to that Director's election. Abstentions will not be counted as votes cast with respect to that Director's election. If at the close of the notice periods set forth in Sections 5 and 14 of Article II or upon the Corporation's receipt of demands sufficient to require the calling of a Demand Special Meeting under Section 3(c) of Article II, the Chairman of the Board determines that the number of persons properly nominated to serve as Directors of the Corporation exceeds the number of Directors to be elected (a "Contested Election"), each Director shall be elected by a plurality of the votes cast with respect to that Director's election at the meeting at which a quorum is present regardless of whether a Contested Election shall continue to exist as of the date of such meeting.

(c) In an election of Directors that is not a Contested Election, any nominee who was an incumbent Director whose term would otherwise have expired at the time of the election if a successor had been elected who receives a number of votes cast "for" his or her election less than the number of votes cast "withheld" with respect to his or her election (a "Majority Against Vote") will promptly tender his or her resignation to the Chairman of the Board following certification of the shareholder vote. The Nominating and Corporate Governance Committee of the Board of Directors will promptly consider the resignation submitted by such director, and the Nominating and Corporate Governance Committee will make a recommendation to the Board of Directors as to whether to accept the tendered resignation or to reject it. In considering whether to accept or reject the tendered resignation, the Nominating and Corporate Governance Committee will consider all factors deemed relevant by the members of the Nominating and Corporate Governance Committee, including, without limitation, the stated reasons why shareholders "withheld" votes for election from such Director, the length of service and qualifications of the Director whose resignation has been tendered and the Director's contributions to the Corporation. The Board of Directors will act on the Nominating and Corporate Governance Committee's recommendation no later than 90 days following the date of the meeting of shareholders at which the election occurred. In considering the Nominating and Corporate Governance Committee's recommendation, the Board of Directors will consider the factors considered by the Nominating and Corporate Governance Committee and such additional information and factors the Board of Directors believes to be relevant. Following the Board of Directors' decision, the Corporation will promptly publicly disclose in a Form 8-K filed with the SEC the Board of Directors' decision whether to accept the resignation as tendered, including a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation. Any Director who tenders a resignation pursuant to this provision will not participate in the Nominating and Corporate Governance Committee recommendation or Board of Directors consideration regarding whether or not to accept the tendered resignation. If a majority of the members of the Nominating and Corporate Governance Committee received Majority Against Votes at the same election, then the independent Directors who are on the Board of Directors who did not receive Majority Against Votes or who were not standing for election will appoint a committee of the Board of Directors among themselves for the purpose of considering the tendered resignations and will recommend to the Board of Directors whether to accept or reject them. This committee of the Board of Directors may, but need not, consist of all of the independent Directors who did not receive Majority Against Votes or who were not standing for election.

(d) If a Director's resignation is accepted by the Board of Directors pursuant to this Section 2, or if a nominee for Director is not elected and the nominee is not an incumbent Director whose term would otherwise have expired at the time of the election if a successor had been elected, then the Board of Directors may fill the resulting vacancy pursuant to the provisions of Section 11 of Article III of these By-Laws or may decrease the size of the Board of Directors pursuant to the provisions of Section 3 of Article III of these By-Laws.

Section 3. Number. The number of Directors shall be such number as shall be determined from time to time by the Board of Directors but shall not be less than three nor more than eleven.

Section 4. Tenure and Qualifications. Each Director shall hold office until the next annual meeting of shareholders in the year in which such Director's term expires and until his successor shall have been elected, or until his prior death, resignation or removal for cause only. A Director may be removed from office for cause only by the shareholders at an annual meeting or a special meeting of shareholders called for that purpose if the number of votes cast to remove such Director exceeds the number of votes cast not to remove such Director, and any vacancy so created may be filled by the shareholders by the affirmative vote of a majority of the votes cast with respect to filling such vacancy. Directors need not be residents of the State of Wisconsin or shareholders of the Corporation.

Section 5. Nominations for Election to the Board of Directors. Nominations for elections to the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of capital stock of the Corporation entitled to vote for election of Directors at a meeting of shareholders in accordance with Sections 5 or 14 of Article II.

Section 6. Quorum and Manner of Acting. Unless otherwise provided by law, the presence of fifty-one percent (51%) of the whole Board of Directors shall be necessary to constitute a quorum for the transaction of business. In the absence of a quorum, a majority of the Directors present may adjourn the meeting from time to time until a quorum shall be present. Notice of any adjourned meeting need not be given. At all meetings of Directors, a quorum being present, all matters shall be decided by the affirmative vote of the majority of the Directors present, except as otherwise required by law. The Board of Directors may hold its meetings at such place or places within or without the State of Wisconsin as the Board of Directors may from time to time determine or as shall be specified in the respective notices, or waivers of notice, thereof.

Section 7. Organization Meeting. Immediately after each annual meeting of shareholders for the election of Directors the Board of Directors shall meet at the place of the annual meeting of shareholders for the purpose of organization, the election of officers and the transaction of other business. Notice of such meeting need not be given. If such meeting is held at any other time or place, notice thereof must be given as hereinafter provided for special meetings of the Board of Directors, subject to a waiver of such notice, in the manner set forth in Section 180.0823 of the Wisconsin Business Corporation Law, by all Directors who may not have received such notice.

Section 8. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place, within or without the State of Wisconsin, as shall from time to time be determined by the Board of Directors. After there has been such determination, and notice thereof has been once given to each member of the Board of Directors as hereinafter provided for special meetings, regular meetings may be held without further notice being given.

Section 9. Special Meetings; Notice. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, if any, the President or by a majority of the Directors. Notice of each such meeting shall be mailed to each Director, addressed to him at his residence or usual place of business, at least five days before the date on which the meeting is to be held, or shall be sent to him at such place by telegraph, cable, radio or wireless, or be delivered personally or by telephone, not later than the day before the day on which such meeting is to be held. Each such notice shall state the time and place of the meeting and, as may be required, the purposes thereof. Notice of any meeting of the Board of Directors need not be given to any Director if he shall sign a written waiver thereof either before or after the time stated therein for such meeting, or if he shall be present at the meeting. Unless limited by law, the Articles of Incorporation, these By-Laws or the terms of the notice thereof, any and all business may be transacted at any meeting without the notice thereof having specifically identified the matters to be acted upon.

Section 10. Resignations. Any Director of the Corporation may resign at any time by giving written notice to the Chairman of the Board, if any, the President or the Secretary of the Corporation. The resignation of any Director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 11. Vacancies. Any newly created directorships and vacancies occurring in the Board by reason of death, resignation, retirement or disqualification may be filled by (a) a majority of the Directors then in office or (b) the action of the holders of record of the majority of the issued and outstanding stock of the Corporation (i) present in person or by proxy at a meeting of holders of such stock and entitled to vote thereon or (ii) by a consent in writing in the manner contemplated in Section 11 of Article II. The Director so chosen, whether selected to fill a vacancy or elected to a new directorship, shall hold office until the next meeting of shareholders at which the election of directors is in the regular order of business, and until his successor has been elected and qualifies, or until he sooner dies, resigns or is removed.

Section 12. Committees. There may be an Executive Committee. There shall be an Audit Committee composed of independent directors. There shall be a Compensation Committee composed of independent directors. The Board of Directors by resolution adopted by the affirmative vote of a majority of the number of directors then in office may create one or more additional committees. Each committee shall have two or more members who shall, unless otherwise provided by the Board of Directors, serve at the pleasure of the Board of Directors. Except as otherwise provided by law, each committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise such power and authority as the Board of Directors shall specify.

Section 13. Compensation of Directors. Directors, as such, shall not receive any stated salary for their services, but, by resolution of the Board, a specific sum fixed by the Board plus expenses may be allowed for attendance at each regular or special meeting of the Board; provided, however, that nothing herein contained shall be construed to preclude any Director from serving the Corporation or any parent or subsidiary corporation thereof in any other capacity and receiving compensation therefor.

Section 14. Action without a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if a written consent thereto is signed by all members of the Board, and such written consent is filed with the minutes or proceedings of the Board.

Section 15. Telephonic Participation in Meetings. Members of the Board of Directors may participate in a meeting of the Board by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in persons at such meeting.

ARTICLE IV

OFFICERS

Section 1. Principal Officers. The Board of Directors shall elect a President, a Secretary and a Treasurer, and may in addition elect a Chairman of the Board, one or more Vice Presidents and such other officers as it deems fit; the President, the Secretary, the Treasurer, the Chairman of the Board, if any, and the Vice Presidents, if any, being the principal officers of the Corporation. One person may hold, and perform the duties of, any two or more of said offices.

Section 2. Election and Term of Office. The principal officers of the Corporation shall be elected annually by the Board of Directors at the organization meeting thereof. Each such officer shall hold office until his successor shall have been elected and shall qualify, or until his earlier death, resignation or removal.

Section 3. Other Officers. In addition, the Board may elect, or the Chairman of the Board, if any, or the President may appoint, such other officers as they deem fit. Any such other officers so chosen shall be subordinate officers and shall hold office for such period, have such authority and perform such duties as the Board of Directors, the Chairman of the Board, if any, or the President may from time to time determine.

Section 4. Removal. Any officer may be removed, either with or without cause, at any time, by resolution adopted by the Board of Directors at any regular meeting of the

Board, or at any special meeting of the Board called for that purpose, at which a quorum is present.

Section 5. Resignations. Any officer may resign at any time by giving written notice to the Chairman of the Board, if any, the President, the Secretary or the Board of Directors. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 6. Vacancies. A vacancy in any office may be filled for the unexpired portion of the term in the manner prescribed in these By-Laws for election or appointment to such office for such term.

Section 7. Chairman of the Board. The Chairman of the Board of Directors, if one be elected, shall preside, if present, at all meetings of the shareholders and the Board of Directors, and shall have and perform such other duties as from time to time may be assigned to him by the Board of Directors.

Section 8. President. The President shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation. In the absence or non-election of the Chairman of the Board of Directors, if present thereat, he shall preside at all meetings of the shareholders and at all meetings of the Board of Directors. Except as the Board of Directors shall authorize the execution thereof in some other manner, he shall execute bonds, mortgages, and other contracts on behalf of the Corporation, and shall cause the seal to be affixed to any instrument requiring it and when so affixed the seal shall be attested by the signature of the Secretary or the Treasurer.

Section 9. Vice President. Each Vice President shall have such powers and shall perform such duties as shall be assigned to him by the directors.

Section 10. Treasurer. The Treasurer shall have charge and custody of, and be responsible for, all funds and securities of the Corporation. He shall exhibit at all reasonable times his books of account and records to any of the Directors of the Corporation upon application during business hours at the office of the Corporation where such books and records shall be kept; when requested by the Board of Directors, he shall render a statement of the condition of the finances of the Corporation at any meeting of the Board or at the annual meeting of shareholders; he shall receive, and give receipt for, moneys due and payable to the Corporation from any source whatsoever; in general, he shall perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Chairman of the Board of Directors, the President or the Board of Directors. The Treasurer shall give such bond, if any, for the faithful discharge of his duties as the Board of Directors may require.

Section 11. Secretary. The Secretary, if present, shall act as secretary at all meetings of the Board of Directors and of the shareholders and keep the minutes thereof in a book or books to be provide for that purpose; he shall see that all notices required to be given by the Corporation are duly given and served; he shall have charge of the stock records of the Corporation; he shall see that all reports, statements and other documents required by law are properly kept and filed; and in general he shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Chairman of the Board of Directors, the President or the Board of Directors.

Section 12. Salaries. The salaries of the principal officers shall be fixed from time to time by the Board of Directors, and the salaries of any other officers may be fixed by the Chairman of the Board of Directors or, if no Chairman of the Board shall have been elected, the President.

ARTICLE V

INDEMNIFICATION

The Corporation shall to the fullest extent permitted or required by the Wisconsin Business Corporation Law, including any amendments thereto (but in the case of any such amendment, only to the extent such amendment permits or requires the Corporation to provide broader indemnification rights than prior to such amendment), indemnify its Directors and officers against any and all liabilities, and advance any and all reasonable expenses, incurred thereby in any proceedings to which any such Director or officer is a Party because he or she is or was a Director or officer of the Corporation. The Corporation shall also indemnify an employee who is not a Director or officer to the same extent as provided by the Corporation to its Directors and officers. The rights to indemnification granted hereunder shall not be deemed exclusive of any other rights to indemnification against liabilities or the advancement of expenses which a Director, officer or employee may be entitled to under any written agreement, Board of Directors resolution, vote of shareholders, the Wisconsin Business Corporation Law or otherwise. All capitalized terms used in this Article V and not otherwise defined shall have the meaning set forth in Section 180.0850 of the Wisconsin Business Corporation Law.

ARTICLE VI

SHARES AND THEIR TRANSFER

Section 1. Certificates for Stock. The Board of Directors hereby authorizes the issuance of any class or series of shares of the Corporation without certificates to the full extent that the Secretary determines that such issuance is allowed by applicable law and the rules of the securities exchange upon which the Corporation's shares are traded. Any such determination shall be conclusively evidenced by the Secretary delivering to the Corporation's transfer agent and registrar written instructions that refer to this By-Law to issue any such shares without certificates. In any event, the foregoing authorization does not affect shares already represented by certificates until the certificates are surrendered to the Corporation. No book entry or certificate shall be made or issued for partly paid shares.

Section 2. Stock Certificate Signature. Any certificate for such stock shall be numbered in the order in which it is issued and shall be signed by the Chairman of the Board, if any, or the President and the Secretary or Treasurer of the Corporation and its seal shall be affixed thereto. If such certificate is countersigned (1) by a transfer agent other than the Corporation or its employee, or (2) by a registrar other than the Corporation or its employee, the signatures of such officers of the Corporation may be facsimiles. In case any officer of the Corporation who has signed, or whose facsimile signature has been placed upon, any such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of issue.

Section 3. Stock Ledger. A record shall be kept by the Secretary or by any other officer, employee or agent designated by the Board of Directors of the name of each Person holding capital stock of the Corporation, the number of shares represented by, and the respective dates of, each certificate or book entry for such capital stock, and, in case of cancellation of any such certificate or book entry, the respective dates of cancellation.

Section 4. Cancellation. Every certificate surrendered to the Corporation for exchange or registration of transfer shall be cancelled, and no new certificate shall be issued or book entry made in exchange for any existing certificate until such existing certificate shall have been so cancelled, except, subject to Section 7 of this Article VI, in cases provided for by applicable law.

Section 5. Registrations of Transfers of Stock. Registrations of transfers of shares of the capital stock of the Corporation shall be made on the books of the Corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation or with a transfer clerk or a transfer agent appointed as in Section 6 of this Article VI, on surrender of the certificate or certificates for such shares properly endorsed or, in the case of shares issued in book entry form, upon written transfer instructions delivered by the registered holder thereof, and the payment of all taxes thereon. The Person in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

Section 6. Regulations. The Board of Directors may make such rules and regulations as it may deem expedient, not inconsistent with the Articles of Incorporation or these By-Laws, concerning the issue, transfer and registration of shares of the stock of the Corporation. It may appoint, or authorize any principal officer or officers to appoint, one or more transfer clerks or one or more transfer agents and one or more registrars, and may require certificates of stock, if any, to bear the signature or signatures of any of them.

Section 7. Lost, Stolen, Destroyed or Mutilated Certificates. Before any book entry is made or, if applicable, any certificate is issued for stock of the Corporation in exchange for a certificate that has been mutilated or lost, stolen or destroyed, proper evidence of such loss, theft, mutilation or destruction shall be procured for the Board of Directors, if it so requires.

Section 8. Record Dates. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a date as a record date for any such determination of shareholders. Such record date shall not be more than sixty or less than ten days before the date of such meeting, or more than sixty days prior to any other action.

ARTICLE VII

MISCELLANEOUS PROVISIONS

Section 1. Corporate Seal. The Board of Directors shall provide a corporate seal, which shall be in the form of a circle and shall bear the name of the Corporation and words and figures showing that it was incorporated in the State of Wisconsin in the year 1992. The Secretary shall be the custodian of the seal. The Board of Directors may authorize a duplicate seal to be kept and used by any other officer.

Section 2. Voting of Stocks Owned by the Corporation. The Board of Directors may authorize any Person on behalf of the Corporation to attend, vote and grant proxies to be used at any meeting of shareholders of any corporation (except the Corporation) in which the Corporation may hold stock.

Section 3. Dividends. Subject to the provisions of the Wisconsin Business Corporation Law and the Articles of Incorporation, the Board of Directors may, out of funds legally available therefor, at any regular or special meeting declare dividends upon the capital stock of the Corporation as and when they deem expedient. Before declaring any dividend there may be set apart out of any funds of the Corporation available for dividends such sum or sums as the Directors from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the Board of Directors shall deem conducive to the interests of the Corporation.

ARTICLE VIII

AMENDMENTS

These By-Laws of the Corporation may be altered, amended or repealed (a) by the Board of Directors at any regular or special meeting of the Board of Directors or (b) by the shareholders at a meeting of shareholders or by a consent in writing in the manner contemplated in Section 11 of Article II if the votes cast favoring the proposed alteration, amendment or repeal exceed the votes cast opposing the proposed alteration, amendment or repeal, provided, however, that notice of the proposed alteration, amendment or repeal is contained in the notice of such meeting. By-Laws, whether made or altered by the shareholders or by the Board of Directors, shall be subject to alteration or repeal by the shareholders as in this Article VIII.